FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

As of 2/19/2015

Ternium S.A.

(Translation of Registrant's name into English)

Ternium S.A.
29, Avenue de la Porte-Neuve

L-2227 Luxembourg

(352) 2668-3152

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö    Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes          No  Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s consolidated financial statements as of December 31, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Pablo Brizzio Name: Pablo Brizzio Title: Chief Financial Officer	By: /s/ Daniel Novegil Name: Daniel Novegil Title: Chief Executive Officer

Dated: February 19, 2015

TERNIUM S.A.

Consolidated Financial Statements

as of December 31, 2014 and 2013 and

for the years ended on December 31, 2014, 2013 and 2012

29 Avenue de la Porte-Neuve, 3rd floor

L – 2227

R.C.S. Luxembourg: B 98 668

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Consolidated Income Statements

		Year ended December 31,
	Notes	2014	2013	2012

Net sales	5	8,726,057	8,530,012	8,608,054
Cost of sales	6	(6,925,169)	(6,600,292)	(6,866,379)

Gross profit		1,800,888	1,929,720	1,741,675

Selling, general and administrative expenses	7	(816,478)	(843,311)	(809,181)
Other operating income (expenses), net	9	71,751	23,014	(11,881)

Operating income		1,056,161	1,109,423	920,613

Finance expense	10	(117,866)	(132,113)	(150,302)
Finance income	10	5,715	(2,358)	11,400
Other financial income (expenses), net	10	42,701	(1,004)	17,270

Equity in (losses) earnings of non-consolidated companies	3 & 14	(34,218)	(31,609)	(346,833)

Profit before income tax expense		952,493	942,339	452,148

Income tax expense	11	(363,708)	(349,426)	(261,227)

Profit for the year		588,785	592,913	190,921

Attributable to:
Owners of the parent		452,404	455,425	142,043
Non-controlling interest		136,381	137,488	48,878

Profit for the year		588,785	592,913	190,921

Weighted average number of shares outstanding		1,963,076,776	1,963,076,776	1,963,076,776

Basic and diluted earnings per share for profit attributable to the owners of the parent (expressed in USD per share)		0.23	0.23	0.07

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Consolidated Statements of Comprehensive Income

	Year ended December 31,
	2014	2013	2012

Profit for the year	588,785	592,913	190,921

Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	(270,773)	(301,943)	(149,550)
Currency translation adjustment from participation in non-consolidated companies	(188,995)	(201,362)	(275,897)
Changes in the fair value of derivatives classified as cash flow hedges and available-for-sale financial instruments	(3,016)	1,805	17,556
Income tax relating to cash flow hedges	638	(541)	(2,808)
Changes in the fair value of derivatives classified as cash flow hedges from participation in non-consolidated companies	154	6,869	(1,437)
Others from participation in non-consolidated companies	(5,642)	6,113	(1,961)

Items that will not be reclassified subsequently to profit or loss:
Remeasurement of post employment benefit obligations	(27,562)	(7,714)	(15,408)
Income tax relating to remeasurement of post employment benefit obligations	7,711	2,224	3,556

Other comprehensive loss for the year, net of tax	(487,484)	(494,549)	(423,075)

Total comprehensive income for the year	101,301	98,364	(232,154)

Equity holders of the Company	92,155	98,856	(195,081)
Non-controlling interest	9,146	(492)	(37,073)

Total comprehensive income for the year	101,301	98,364	(232,154)

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Consolidated Statements of Financial Position

		Balances as of
	Notes	December 31, 2014		December 31, 2013
ASSETS

Non-current assets
Property, plant and equipment, net	12	4,481,027		4,708,895
Intangible assets, net	13	948,886		961,504
Investments in non-consolidated companies	14	1,396,560		1,375,165
Derivative financial instruments	22	-		1,535
Deferred tax assets	20	31,626		24,902
Receivables, net	15	47,482		79,407
Trade receivables, net	16	91	6,905,672	1,754	7,153,162

Current assets
Receivables	15	112,229		112,388
Derivative financial instruments	22	4,338		-
Inventories, net	17	2,134,034		1,941,130
Trade receivables, net	16	720,214		671,453
Other investments	18	149,995		169,503
Cash and cash equivalents	18	213,303	3,334,113	307,218	3,201,692

Non-current assets classified as held for sale			14,756		17,770

			3,348,869		3,219,462

Total Assets			10,254,541		10,372,624

EQUITY
Capital and reserves attributable to the owners of the parent			5,284,959		5,340,035

Non-controlling interest			973,523		998,009

Total Equity			6,258,482		6,338,044

LIABILITIES

Non-current liabilities
Provisions	19	9,067		13,984
Deferred tax liabilities	20	611,126		605,883
Other liabilities	21	371,900		345,431
Trade payables		11,969		15,243
Borrowings	23	900,611	1,904,673	1,204,880	2,185,421

Current liabilities
Current income tax liabilities		51,083		92,009
Other liabilities	21	210,206		203,326
Trade payables		564,513		755,880
Derivative financial instruments	22	1,376		-
Borrowings	23	1,264,208	2,091,386	797,944	1,849,159

Total Liabilities			3,996,059		4,034,580

Total Equity and Liabilities			10,254,541		10,372,624

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2014	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044
Profit for the year							452,404	452,404	136,381	588,785
Other comprehensive income (loss) for the year
Currency translation adjustment						(335,892)		(335,892)	(123,876)	(459,768)
Remeasurement of post employment benefit obligations				(17,871)				(17,871)	(1,979)	(19,850)
Cash flow hedges and available-for-sale financial instruments, net of tax				(1,327)				(1,327)	(897)	(2,224)
Others				(5,159)				(5,159)	(483)	(5,642)

Total comprehensive income for the year	-	-	-	(24,357)	-	(335,892)	452,404	92,155	9,146	101,301

Dividends paid in cash (5)							(147,231)	(147,231)	-	(147,231)
Dividends paid in cash by subsidiary companies								-	(33,632)	(33,632)

Balance at December 31, 2014	2,004,743	(150,000)	(23,295)	1,475,619	(2,324,866)	(1,899,454)	6,202,212	5,284,959	973,523	6,258,482

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2014, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD (0.4) million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.075 per share (USD 0.75 per ADS). Related to the dividends distributed on May 7, 2014, and as 41,666,666 shares are held as treasury shares  by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2013	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913
Profit for the year							455,425	455,425	137,488	592,913
Other comprehensive income (loss) for the year
Currency translation adjustment						(363,748)		(363,748)	(139,557)	(503,305)
Remeasurement of post employment benefit obligations				(5,126)				(5,126)	(364)	(5,490)
Cash flow hedges, net of tax				6,813				6,813	1,317	8,130
Others				5,492				5,492	624	6,116

Total comprehensive income for the year	-	-	-	7,179	-	(363,748)	455,425	98,856	(492)	98,364

Acquisition of non-controlling interest (5)				(404)				(404)	(525)	(929)
Dividends paid in cash (6)							(127,600)	(127,600)	-	(127,600)
Dividends paid in cash by subsidiary companies								-	(66,704)	(66,704)

Balance at December 31, 2013	2,004,743	(150,000)	(23,295)	1,499,976	(2,324,866)	(1,563,562)	5,897,039	5,340,035	998,009	6,338,044

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2013, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.1 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.9) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Corresponds to the acquisition of the non-controlling interest held by Siderúrgica de Caldas S.A.S., a subsidiary of Ternium S.A., in Procesadora de Materiales Industriales S.A. in April 2013.

(6) Represents USD 0.065 per share (USD 0.65 per ADS). Related to the dividends distributed on May 10, 2013, and as 41,666,666 shares are held as treasury shares  by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 2.7 million were included in equity as less dividend paid.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Consolidated Statements of Changes in Equity

	Attributable to the owners of the parent (1)
	Capital stock (2)	Treasury shares	Initial public offering expenses	Reserves (3)	Capital stock issue discount (4)	Currency translation adjustment	Retained earnings	Total	Non-controlling interest	Total Equity

Balance at January 1, 2012	2,004,743	(150,000)	(23,295)	1,489,794	(2,324,866)	(859,283)	5,574,402	5,711,495	1,077,055	6,788,550
Profit for the year							142,043	142,043	48,878	190,921
Other comprehensive income (loss) for the year
Currency translation adjustment						(340,531)		(340,531)	(84,916)	(425,447)
Remeasurement of post employment benefit obligations				(9,632)				(9,632)	(2,220)	(11,852)
Cash flow hedges, net of tax				14,800				14,800	1,385	16,185
Others				(1,761)				(1,761)	(200)	(1,961)

Total comprehensive income for the year	-	-	-	3,407	-	(340,531)	142,043	(195,081)	(37,073)	(232,154)

Dividends paid in cash (5)							(147,231)	(147,231)	-	(147,231)
Dividends paid in cash by subsidiary companies								-	(15,902)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries (6)								-	41,650	41,650

Balance at December 31, 2012	2,004,743	(150,000)	(23,295)	1,493,201	(2,324,866)	(1,199,814)	5,569,214	5,369,183	1,065,730	6,434,913

(1) Shareholders’ equity determined in accordance with accounting principles generally accepted in Luxembourg is disclosed in Note 24 (iii).

(2) The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share. As of December 31, 2012, there were 2,004,743,442 shares issued. All issued shares are fully paid.

(3) Include legal reserve under Luxembourg law for USD 200.5 million, undistributable reserves under Luxembourg law for USD 1.4 billion, hedge accounting reserve, net of tax effect, for USD 1.2 million and reserves related to the acquisition of non-controlling interest in subsidiaries according to IAS 27 for USD (58.5) million.

(4) Represents the difference between book value of non-monetary contributions received from shareholders under Luxembourg GAAP and IFRS.

(5) Represents USD 0.075 per share (USD 0.75 per ADS). Related to the dividends distributed on  May 2, 2012, and as 41,666,666 shares are held as treasury shares  by one of Ternium’s subsidiaries, the dividends attributable to these treasury shares amounting to USD 3.1 million were included in equity as less dividend paid.

(6) Corresponds to the contribution made by Nippon Steel Corporation in Tenigal, S.R.L. de C.V.

Dividends may be paid by Ternium to the extent distributable retained earnings calculated in accordance with Luxembourg law and regulations exist. Therefore, retained earnings included in these consolidated financial statements may not be wholly distributable. See Note 24 (iii). The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 (All amounts in USD thousands)

Consolidated Statements of Cash Flows

		Year ended December 31,
	Notes	2014	2013	2012

Cash flows from operating activities
Profit for the year		588,785	592,913	190,921
Adjustments for:
Depreciation and amortization	12 & 13	414,797	377,133	370,855
Income tax accruals less payments	26 (b)	(14,926)	(24,177)	41,030
Equity in losses (earnings) of non-consolidated companies	3 & 14	34,218	31,609	346,833
Interest accruals less payments	26 (b)	5,162	(16,869)	816
Changes in provisions	19	92	7,330	5,754
Changes in working capital (1)	26 (b)	(550,980)	114,611	23,533
Net foreign exchange results and others		28,696	9,624	75,350

Net cash provided by operating activities		505,844	1,092,174	1,055,092

Cash flows from investing activities
Capital expenditures	12 & 13	(443,463)	(883,317)	(1,022,592)
Acquisition of business/stake - Purchase consideration Usiminas	3 & 14	(249,032)	-	(2,243,610)
Decrease (Increase) in other investments	18	18,258	(1,802)	127,875
Proceeds from the sale of property, plant and equipment		1,473	2,133	2,143
Proceeds from Sidor financial asset		-	-	136,719
Dividends received from non-consolidated companies	14	-	207	4,718
Investments in non-consolidated companies - Techgen	14	(3,010)	-	-

Net cash used in investing activities		(675,774)	(882,779)	(2,994,747)

Cash flows from financing activities
Dividends paid in cash to company’s shareholders		(147,231)	(127,600)	(147,231)
Dividends paid in cash to non-controlling interests		(33,632)	(66,704)	(15,902)
Contributions from non-controlling shareholders in consolidated subsidiaries		-	-	41,650
Acquisition of non-controlling interest		-	(929)	-
Proceeds from borrowings		1,038,820	1,863,868	1,284,659
Repayments of borrowings		(773,396)	(2,134,711)	(814,976)

Net cash provided by (used in) financing activities		84,561	(466,076)	348,200

Decrease in cash and cash equivalents		(85,369)	(256,681)	(1,591,454)

Movement in cash and cash equivalents
At January 1,		307,218	560,307	2,158,044
Effect of exchange rate changes		(8,546)	(8,635)	(6,283)
Initial cash of Peña Colorada and Exiros		-	12,227	-
Decrease in cash and cash equivalents		(85,369)	(256,681)	(1,591,454)

Cash and cash equivalents at December 31, (2)		213,303	307,218	560,307

(1)  The working capital is impacted by non-cash movement of USD (149.9) million as of December 31, 2014 (USD (157.7) million and USD (53.7) million as of December 31, 2013 and 2012, respectively) due to the variations in the exchange rates used by subsidiaries with functional currencies different from the US dollar.

(2)  It includes restricted cash of USD 93, USD 869 and USD 941 as of December 31, 2014, 2013 and 2012, respectively. In addition , the Company had other investments with a maturity of more than three months for USD 149,995, USD 169,503 and USD 160,750 as of December 31, 2014, 2013 and 2012, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

		Page
1	General information	10
2	Basis of presentation	11
3	Acquisition of business – Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS	15
4	Accounting policies	17
5	Segment information	37
6	Cost of sales	40
7	Selling, general and administrative expenses	41
8	Labor costs (included in cost of sales and selling, general and administrative expenses)	41
9	Other operating income (expenses), net	41
10	Other financial income (expenses), net	42
11	Income tax expense	42
12	Property, plant and equipment, net	44
13	Intangible assets, net	45
14	Investments in non-consolidated companies	46
15	Receivables, net - non-current and current	48
16	Trade receivables, net – non-current and current	49
17	Inventories, net	49
18	Cash, cash equivalents and other investments	50
19	Allowances and provisions – non-current and current	50
20	Deferred income tax	51
21	Other liabilities – non-current and current	53
22	Derivative financial instruments	55
23	Borrowings	57
24	Contingencies, commitments and restrictions on the distribution of profits	59
25	Related party transactions	63
26	Other required disclosures	64
27	Recently issued accounting pronouncements	65
28	Financial risk management	66
29	Subsequent events	73

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

Notes to the Consolidated Financial Statements

1.            GENERAL INFORMATION

Ternium S.A. (the “Company” or “Ternium”), was incorporated on December 22, 2003 to hold investments in flat and long steel manufacturing and distributing companies.  The Company has an authorized share capital of a single class of 3.5 billion shares having a nominal value of USD 1.00 per share.  As of December 31, 2014, there were 2,004,743,442 shares issued.  All issued shares are fully paid.

Following a corporate reorganization carried out during fiscal year 2005, in January 2006 the Company successfully completed its registration process with the United States Securities and Exchange Commission (“SEC”).  Ternium’s ADSs began trading on the New York Stock Exchange under the symbol “TX” on February 1, 2006.  The Company’s initial public offering was settled on February 6, 2006.

The Company was initially established as a public limited liability company (société anonyme) under Luxembourg’s 1929 holding company regime.  Until termination of such regime on December 31, 2010, holding companies incorporated under the 1929 regime (including the Company) were exempt from Luxembourg corporate and withholding tax over dividends distributed to shareholders.

On January 1, 2011, the Company became an ordinary public limited liability company (société anonyme) and, effective as from that date, the Company is subject to all applicable Luxembourg taxes (including, among others, corporate income tax on its worldwide income) and its dividend distributions will generally be subject to Luxembourg withholding tax.  However, dividends received by the Company from subsidiaries in high income tax jurisdictions, as defined under Luxembourg law, will continue to be exempt from corporate income tax in Luxembourg under Luxembourg’s participation exemption.

As part of the Company’s corporate reorganization in connection with the termination of Luxembourg’s 1929 holding company regime, on December 6, 2010, the Company contributed its equity holdings in all its subsidiaries and all its financial assets to its Luxembourg wholly-owned subsidiary Ternium Investments S.à.r.l., or Ternium Investments, in exchange for newly issued corporate units of Ternium Investments. As the assets contributed were recorded at their historical carrying amount in accordance with Luxembourg GAAP, the Company’s December 2010 contribution of such assets to Ternium Investments resulted in a non-taxable revaluation of the accounting value of the Company’s assets under Luxembourg GAAP. The amount of the December 2010 revaluation was equal to the difference between the historical carrying amounts of the assets contributed and the value at which such assets were contributed and amounted to USD 4.0 billion. However, for the purpose of these consolidated financial statements, the assets contributed by Ternium to its wholly-owned subsidiary Ternium Investments were recorded based on their historical carrying amounts in accordance with IFRS, with no impact on the financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

1.              GENERAL INFORMATION (continued)

Following the completion of the corporate reorganization, and upon its conversion into an ordinary Luxembourg holding company, the Company voluntarily recorded a special reserve exclusively for tax-basis purposes. As of December 31, 2014 and 2013, this special tax reserve amounted to USD 7.3 billion and USD 7.5 billion, respectively. The Company expects that, as a result of its corporate reorganization, its current overall tax burden will not increase, as all or substantially all of its dividend income will come from high income tax jurisdictions. In addition, the Company expects that dividend distributions for the foreseeable future will be imputed to the special reserve and therefore should be exempt from Luxembourg withholding tax under current Luxembourg law.

2.              BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with IFRS (International Financial Reporting Standards) issued and effective or issued and early adopted as at the time of preparing these statements (February 2015), as issued by the International Accounting Standards Board, and adopted by the European Union (“EU”). These consolidated financial statements are presented in thousands of United States dollars (“USD”), except otherwise indicated.

Elimination of all material intercompany transactions and balances between the Company and their respective subsidiaries has been made in consolidation.

The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of available-for-sale financial assets, and financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

Certain comparative amounts have been reclassified to conform to changes in presentation in the current period. These reclassifications do not have a material effect on the Company’s consolidated financial statements.

These consolidated financial statements have been approved for issue by the Board of Directors on February 18, 2015.

Detailed below are the companies whose financial statements have been consolidated and accounted for interest in these consolidated financial statements.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

2.                  BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2014	2013	2012

Ternium S.A.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Investments S.à.r.l.	Luxembourg	Holding	100.00%	100.00%	100.00%
Ternium Solutions A.G. (1)	Switzerland	Services	100.00%	100.00%	100.00%
Ternium Brasil S.A. (1)	Brazil	Holding	100.00%	100.00%	100.00%
Ternium Investments Switzerland AG (1)	Switzerland	Holding	100.00%	100.00%	100.00%
Ternium Internacional España S.L.U. (1)	Spain	Marketing of steel products	100.00%	100.00%	100.00%
Siderúrgica do Norte Fluminense S.A. (2)	Brazil	Manufacturing and selling of steel products	-	100.00%	100.00%
Consorcio Siderurgia Amazonia S.L. (3)	Spain	Holding	-	94.38%	94.38%
Secor - Servicios Corporativos S.A. (4)	Venezuela	Holding	-	-	94.53%
Siderar S.A.I.C. (5)	Argentina	Manufacturing and selling of flat steel products	60.94%	60.94%	60.94%
Impeco S.A. (6)	Argentina	Manufacturing of pipe products	60.97%	60.97%	60.97%
Prosid Investments S.C.A. (6)	Uruguay	Holding	60.94%	60.94%	60.94%
Ternium Mexico S.A. de C.V. (7)	Mexico	Holding	88.72%	88.72%	88.72%
Hylsa S.A. de C.V. (8)	Mexico	Manufacturing and selling of steel products	88.72%	88.72%	88.72%
Las Encinas S.A. de C.V. (8)	Mexico	Exploration, exploitation and pelletizing of iron ore	88.72%	88.72%	88.72%
Ferropak Comercial S.A. de C.V. (8)	Mexico	Scrap services company	88.72%	88.72%	88.72%
Ferropak Servicios S.A. de C.V. (8)	Mexico	Services	88.72%	88.72%	88.72%
Galvacer America Inc (8)	USA	Distributing company	88.72%	88.72%	88.72%
Galvamet America Corp (8)	USA	Manufacturing and selling of insulated panel products	88.72%	88.72%	88.72%
Transamerica E. & I. Trading Corp. (8)	USA	Scrap services company	88.72%	88.72%	88.72%
Técnica Industrial S.A. de C.V. (8)	Mexico	Services	88.72%	88.72%	88.72%
Corporativo Grupo Imsa S.A. de C.V. (8)	Mexico	Services	88.72%	88.72%	88.72%
Acedor, S.A. de C.V. (8)	Mexico	Holding	88.72%	88.72%	88.72%
Ternium Gas México S.A. de C.V. (9)	Mexico	Financial Services	88.72%	88.72%	88.72%
Ecore Holding S. de R.L. de C.V. (10)	Mexico	Holding	-	88.72%	88.72%
Treasury Services S.A. de C.V. (10)	Mexico	Financial Services	-	88.72%	88.72%
APM, S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	-	88.72%	88.72%
Acerus S.A. de C.V. (10)	Mexico	Manufacturing and selling of steel products	-	88.72%	88.72%
Neotec L.L.C. (11)	USA	Holding	-	88.72%	88.72%
Imsa Monclova S.A. de C.V. (12)	Mexico	Services	-	-	88.72%
Ternium Internacional Guatemala S.A. (13)	Guatemala	Selling of steel products	99.98%	99.98%	99.98%
Ternium USA Inc. (14)	USA	Manufacturing and selling of steel products	100.00%	100.00%	88.72%
Consorcio Minero Benito Juarez Peña Colorada S.A.de C.V. (15)	Mexico	Exploration, exploitation and pelletizing of iron ore	44.36%	44.36%	-
Peña Colorada Servicios S.A. de C.V. (15)	Mexico	Services	44.36%	44.36%	-
Exiros B.V. (15)	Netherlands	Procurement and trading services	50.00%	50.00%	-
Servicios Integrales Nova de Monterrey S.A. de C.V. (16)	Mexico	Medical and Social Services	66.09%	66.09%	66.09%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

2.                  BASIS OF PRESENTATION (continued)

Company	Country of Organization	Main activity	Percentage of ownership at December 31,
			2014	2013	2012

Ternium Internacional Nicaragua S.A.	Nicaragua	Manufacturing and selling of steel products	99.38%	99.38%	99.38%
Ternium Internacional Honduras S.A. de C.V.	Honduras	Manufacturing and selling of steel products	99.18%	99.18%	99.18%
Ternium Internacional El Salvador S.A. de C.V.	El Salvador	Manufacturing and selling of steel products	99.91%	99.91%	99.91%
Ternium Internacional Costa Rica S.A.	Costa Rica	Manufacturing and selling of steel products	99.98%	99.98%	99.98%
Ferrasa S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Perfilamos del Cauca S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Siderúrgica de Caldas S.A.S. (17)	Colombia	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Procesadora de Materiales Industriales S.A. (17)	Colombia	Scrap services company	54.00%	54.00%	32.40%
Figuraciones S.A.S. (18)	Colombia	Manufacturing and selling of steel products	-	54.00%	54.00%
Tenigal S. de R.L. de C.V. (19)	Mexico	Manufacturing and selling of steel products	51.00%	51.00%	51.00%
Ternium Internacional S.A. (20)	Uruguay	Holding and marketing of steel products	100.00%	100.00%	100.00%
Ternium Procurement S.A. (20)	Uruguay	Procurement services	100.00%	100.00%	100.00%
Ternium International Inc. (20)	Panama	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Treasury Services S.A. (20)	Uruguay	Financial Services	100.00%	100.00%	100.00%
Ternium International Ecuador S.A. (21)	Ecuador	Marketing of steel products	100.00%	100.00%	100.00%
Ternium International USA Corporation (21)	USA	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internacional de Colombia S.A.S. (21)	Colombia	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Internationaal B.V. (22)	Netherlands	Marketing of steel products	100.00%	100.00%	100.00%
Ternium Engineering & Services S.A. (23)	Uruguay	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de Argentina S.A.	Argentina	Engineering and other services	100.00%	100.00%	100.00%
Ternium Ingeniería y Servicios de México S.A. de C.V.	Mexico	Engineering and other services	100.00%	100.00%	100.00%
Ternium Treasury Services B.V. (24)	Netherlands	Financial Services	-	100.00%	100.00%
Soluciones Integrales de Gestión S.A. (25)	Argentina	Other services	100.00%	100.00%	-
Ferrasa Panamá, S.A. (26)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%
Aceros Transformados de Panamá, S.A. (26)	Panama	Manufacturing and selling of steel products	54.00%	54.00%	54.00%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

2.                  BASIS OF PRESENTATION (continued)

(1) Indirectly through Ternium Investments S.à.r.l. Total voting rights held: 100.00%.

(2) This company was sold as of January 9, 2014.

(3) This company was dissolved as of December 17, 2014.

(4) This company was dissolved as of January 8, 2013.

(5) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 60.94%.

(6) Indirectly through Siderar S.A.I.C and Ternium Internacional S.A. Total voting rights held 100.00%.

(7) Indirectly through Siderar S.A.I.C., Ternium Internacional S.A. and Ternium Internacional España S.L.U. Total voting rights held 99.93%.

(8) Indirectly through Ternium Mexico S.A. de C.V. Total voting rights held: 100.00%.

(9) Indirectly through Ternium Mexico S.A. de C.V.  and Tenigal S. de R.L. de C.V. Total voting rights held: 100.00%.

(10) Merged with Ternium Mexico S.A. de C.V. during the first quarter of 2014.

(11) This company was dissolved as of September 5, 2014.

(12) Merged with Ternium Mexico S.A. de C.V. during the fourth quarter of 2011.

(13) Indirectly through Ternium Internacional España S.L.U. Total voting rights held: 100%.

(14) Since first quarter 2013, indirectly through Ternium Investments S.à.r.l. (100,00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Mexico S.A. de C.V.

(15) Total voting rights held: 50.00%.

(16) Indirectly through Ternium Mexico S.A. de C.V.  Total voting rights held: 74.50%.

(17) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 54.00%.

(18) This company was dissolved as of December 24, 2014.

(19) Indirectly through Ternium Internacional España S.L.U.. Total voting rights held: 51.00%.

(20) Indirectly through Ternium Investments Switzerland AG. Total voting rights held: 100.00%.

(21) Indirectly through Ternium Internacional S.A. Total voting rights held 100.00%.

(22) Since fourth quarter 2014, indirectly through Ternium Investments Switzerland AG (100,00%). Total voting rights held: 100.00%. Before that, indirectly through Ternium Internacional S.A.

(23) Indirectly through Ternium Internacional Inc.. Total voting rights held 100.00%.

(24) Merged with Ternium Internationaal B.V. during the fourth quarter of 2014.

(25) Indirectly through Ternium Investments S.à.r.l. and Ternium Treasury Services S.A. Total voting rights held: 100.00%.

(26) Indirectly through Ternium Treasury Services S.A. Total voting rights held: 54.00%.

The most important non-controlling interest is related to the investment in Siderar S.A.I.C., which is a company listed in the Buenos Aires Stock Exchange. All the information related to this investment could be found in the Buenos Aires Stock Exchange webpage.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

3.              ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS

On November 27, 2011, the Company’s wholly-owned Luxembourg subsidiary Ternium Investments S.à r.l. (“Ternium Investments”), together with its Argentine majority-owned subsidiary Siderar S.A.I.C. (and Siderar’s wholly-owned Uruguayan subsidiary Prosid Investments S.C.A.), and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. (“TenarisConfab”), entered into share purchase agreements with Camargo Corrêa, Votorantim and Usiminas employee pension fund Previdência Usiminas (f.k.a. Caixa dos Empregados da Usiminas) (“CEU”) for the acquisition of 139.7 million ordinary shares of Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (“Usiminas”), representing 27.66% of Usiminas’ voting capital, at a price of BRL 36.0 (approximately USD 19.0) per ordinary share.

Upon closing of the transaction on January 16, 2012, Ternium Investments, Siderar and TenarisConfab joined Usiminas’ existing control group through the acquisition of 84.7, 30.0, and 25.0 million ordinary shares, respectively. In addition, Nippon Steel & Sumitomo Metal Corporation (f.k.a. Nippon Steel Corporation) (“NSSMC”) acquired from CEU 8.5 million ordinary shares. In addition, Ternium Investments, Siderar, Prosid and TenarisConfab entered into an amended and restated Usiminas shareholders’ agreement with Nippon Steel, Mitsubishi, Metal One and CEU, governing Ternium Investments, Siderar (and Prosid) and TenarisConfab’s rights within the Usiminas control group; most decisions in that control group are subject for its approval to a 65% majority of the control group shares. As a result of these transactions, the control group, which held 322.7 million ordinary shares representing the majority of Usiminas’ voting rights, was then formed as follows: NSSMC Group 46.1%, Ternium/Tenaris Group 43.3%, and CEU 10.6%. The rights of Ternium Investments, Siderar (and Prosid), and TenarisConfab within the Ternium/Tenaris Group are governed under a separate shareholders agreement.

During 2012, the Company completed its purchase price allocation procedures and determined a notional goodwill included within the investment balance of USD 583 million, according to the following calculation:

Opening net assets at January 16, 2012	9,690,397
Percentage of interest of the Company over opening assets (1)	11.62%

Interest of the Company over opening net assets	1,126,306

Net assets at fair value vs. book value	534,531
Goodwill	582,773

Total Purchase consideration	2,243,610

(1) This percentage of interest is calculated considering treasury shares.

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas’ cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

3.             ACQUISITION OF BUSINESS – USINAS SIDERÚRGICAS DE MINAS GERAIS S.A. - USIMINAS (continued)

As of December 31, 2012, the Company wrote down its investment in Usiminas by USD 275 million. The impairment was mainly due to expectations of a weaker industrial environment in Brazil, where industrial production and consequently steel demand had suffered downward adjustments. In addition, a higher degree of uncertainty regarding future prices of iron ore led to a reduction in Ternium’s forecast of long term iron ore prices that affected cash flow expectations. As of December 31, 2012, the discount rate used to test the investment in Usiminas for impairment was 9.6%.

On October 2, 2014, Ternium Investments entered into a definitive purchase agreement with Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI for the acquisition of 51.4 million ordinary shares of Usiminas at a price of BRL 12 per share, for a total amount of BRL 616.7 million. On October 30, 2014, Ternium Investments completed the acquisition.

Following the acquisition of these additional shares, Ternium (through Ternium Investments, Siderar and Prosid) owns 166.1 million ordinary shares, representing 32.9% of Usiminas’ ordinary shares. Ternium continues to hold 35.6% of Usiminas’ voting rights over the control group and has a participation in Usiminas’ results of 16.82%.

During 2014, the Company performed its purchase price allocation procedures in connection with the acquisition of these additional shares, determined a higher value of net assets at fair value versus book value and, accordingly, recognized a gain of USD 188.9 million. Set forth below is the Company’s calculation:

Net assets at fair value at September 30, 2014	8,415,389
Percentage of interest of the Company over net assets at fair value acquired (1)	5.20%

Interest of the Company over net assets at fair value acquired	437,920

Gain from bargain purchase	(188,888)

Total Purchase consideration	249,032

(1) This percentage of interest is calculated considering treasury shares.

As of December 31, 2014, the Company further wrote down its investment in Usiminas by USD 196.4 million. As a result, the recoverable value of the Company’s investment in Usiminas currently amounts to USD 1,390.7 million (see note 14).  The impairment was mainly due to expectations of a weaker industrial environment in Brazil, and consequently steel demand, as a result of worsening economic activity, as well as a significant additional downturn in international prices of iron ore and steel, which led to diminished cash flow expectations. As of December 31, 2014 the discount rate used to test the investment in Usiminas for impairment was 9.8%.

Factors that could result in impairment charges in future periods would be an increase in the discount rate or a decrease in steel prices. The Company estimated that a change of 10 bps in the discount rate would have resulted in a change of 2% in the value in use, and a change of 10 USD per ton in the steel price would have resulted in a change of 7% in the value in use.

At December 31, 2014, the closing price of the Usiminas’ ordinary shares as quoted on the BM&FBovespa Stock Exchange was BRL 12.30 (approximately USD 4.63) per share, giving Ternium’s ownership stake a market value of approximately USD 769.3 million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES

These Consolidated Financial Statements have been prepared following the same accounting policies used in the preparation of the audited Consolidated Financial Statements for the year ended December 31, 2013.

The following is a summary of the principal accounting policies followed in the preparation of these consolidated financial statements:

(a)    Group accounting

(1) Subsidiary companies and transactions with non-controlling interests

Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.  Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are deconsolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair values of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at the fair values at the acquisition date. Indemnification assets are recognized at the same time that the Company recognizes the indemnified item and measures them on the same basis as the indemnified item, subject to the need for a valuation allowance for uncollectible amounts. The Company measures the value of a reacquired right recognized as an intangible asset on the basis of the remaining contractual term of the related contract regardless of whether market participants would consider potential contractual renewals in determining its fair value.

On an acquisition-by-acquisition basis, the Company recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the Company's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the income statement.

The measurement period is the earlier of the date that the acquirer receives the information that it is looking for or cannot obtain the information and one year after the acquisition date. Where the accounting for a business combination is not complete by the end of the reporting period in which the business combination occurred provisional amounts are reported.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.               ACCOUNTING POLICIES (continued)

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Inter-company transactions, balances and unrealized gains on transactions between group companies are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the group. However, the fact that the functional currency of some subsidiaries is their respective local currency, generates some financial gains (losses) arising from intercompany transactions, that are included in the consolidated income statement under Other financial expenses, net.

(2) Investments in non-consolidated companies

Associated companies are those entities in which Ternium has significant influence, but which it does not control.

Investments in non-consolidated companies are accounted for using the equity method of accounting. Under this method, interests in joint ventures and associates are initially recognized in the consolidated statement of financial position at cost and adjusted thereafter to recognize the Company’s share of the post-acquisition profits or losses in the income statement, and its share of post-acquisition changes in reserves recognized in reserves and in other comprehensive income in the income statement. Unrealized gains on transactions among the Company and its non-consolidated companies are eliminated to the extent of the Company’s interest in such non-consolidated companies; unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. When the Company’s share of losses in a non-consolidated company equals or exceeds its interest in such non-consolidated company, the Company does not recognize further losses unless it has incurred obligations or made payments on behalf of such non-consolidated company.

The Company’s investment in associates and joint ventures includes notional goodwill identified on acquisition.

The Company determines at each reporting date whether there is any objective evidence that the investment is impaired. If this is the case, the group calculates the amount of impairment as the difference between the recoverable amount of the investment and its carrying value and recognizes the amount within “Equity on earnings (losses) of non-consolidated companies”.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.             ACCOUNTING POLICIES (continued)

(b)    Foreign currency translation

(1)  Functional and presentation currency

Items included in the financial statements of each of the Company's subsidiaries and associated companies are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). Except for the Argentine and the Brazilian subsidiaries and non-consolidated companies whose functional currencies are their local currencies, Ternium determined that the functional currency of its subsidiaries is the U.S. dollar. Although Ternium is located in Luxembourg, it operates in several countries with different currencies. The USD is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Ternium as a whole.

(2) Subsidiary companies

The results and financial position of all the group entities (none of which operates in a hyperinflationary economy) that have a functional currency different from the presentation currency, are translated into the presentation currency as follows:

(i)  assets and liabilities are translated at the closing rate of each statement of financial position;

(ii)  income and expenses for each income statement are translated at average exchange rates; and

(iii)  all resulting translation differences are recognized within other comprehensive income.

In the case of a sale or other disposition of any such subsidiary, any accumulated translation differences would be recognized in the income statement as part of the gain or loss on sale.

(3) Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.

At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates, (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.            ACCOUNTING POLICIES (continued)

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial income (expenses), net" in the consolidated income statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences on non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Ternium had no such assets or liabilities for any of the periods presented.

(c)    Financial instruments

Non derivative financial instruments

Non derivative financial instruments comprise investments in equity and debt securities, trade and other receivables, cash and cash equivalents, loans and borrowings, and trade and other payables. Ternium non derivative financial instruments are classified into the following categories:

•    Financial instruments at fair value through profit or loss: comprises mainly cash and cash equivalents and investments in debt securities held for trading;

•    Held-to-maturity instruments: measured at amortized cost using the effective interest method less impairment losses. As of December 31, 2014 and 2013, there are no instruments classified under this category;

•    Loans and receivables: measured at amortized cost using the effective interest method less impairment losses;

•   Available-for-sale ("AFS") financial assets: gains and losses arising from changes in fair value are recognized within other comprehensive income ("OCI") with the exception of impairment losses, interest calculated using the effective interest method and foreign exchange gains and losses on monetary assets, which are recognized directly in profit or loss. Where the investment is disposed of or is determined to be impaired, the cumulative gain or loss previously recognized in OCI is included in the income statement for the period. As of December 31, 2014, there are USD 35 million classified under this category, while as of December 31, 2013, there were no instruments classified under this category;

•    Other financial liabilities: measured at amortized cost using the effective interest method.

The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets and liabilities are recognized and derecognized on the settlement date.

Financial assets are initially measured at fair value, net of transaction costs, except for those financial assets classified as financial assets at fair value through profit or loss.

Financial liabilities, including borrowings, are initially measured at fair value, net of transaction costs and subsequently measured at amortized cost using the effective interest method, with interest expense recognized on an effective yield basis.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.             ACCOUNTING POLICIES (continued)

Impairment of financial assets

The Company assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. The Company first assesses whether objective evidence of impairment exists.

For loans and receivables category and for held-to-maturity investments, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the consolidated income statement.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recognized in the consolidated income statement.

Derivative financial instruments

Information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial Risk management".

(d)    Property, plant and equipment

Land and buildings comprise mainly factories and offices. All property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and accumulated impairment (if applicable), except for land, which is carried at acquisition cost less accumulated impairment (if applicable). There are no material residual values for property, plant and equipment items.

Major overhaul and rebuilding expenditures are recognized as a separate asset when future economic benefits are expected from the item, and the cost can be measured reliably.

Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the period in which they are incurred.

Where a tangible fixed asset comprises major components having different useful lives, these components are accounted for as separate items.

Leases where the lessor retains a significant portion of the risks and rewards of ownership are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the income statement on a straight-line basis over the period of the lease.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.            ACCOUNTING POLICIES (continued)

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to amortize the cost of each asset to its residual value over its estimated useful life as follows:

Land	No depreciation
Buildings and improvements	10-50 years
Production equipment	5-30 years
Vehicles, furniture and fixtures and other equipment	5-10 years

Property, plant and equipment used in mining activities are depreciated over its useful life or over the remaining life of the mine if shorter and there is no alternative use possible.

The assets' useful lives are reviewed, and adjusted if appropriate, at each year end. The re-estimation of assets useful lives by the Company did not materially affect depreciation charges in 2014, 2013 and 2012.

Gains and losses on disposals are determined by comparing the proceeds with the corresponding carrying amounts and are included in the income statement.

If the carrying amount of an asset were greater than its estimated recoverable amount, it would be written down to its recoverable amount. (see Note 4 (f) "Impairment").

(e)    Intangible assets

(1) Information system projects

Generally, costs associated with developing or maintaining computer software programs are recognized as an expense as incurred. However, costs directly related to the acquisition and implementation of information systems are recognized as intangible assets if they have a probable economic benefit exceeding the cost beyond one year and comply with the recognition criteria of IAS 38.

Information system projects recognized as assets are amortized using the straight-line method over their useful lives, not exceeding a period of 3 years. Amortization charges are included in cost of sales, selling, general and administrative expenses.

(2) Mining assets

Mining assets include:

(a)  Mining licenses acquired;

(b)  Capitalized exploration and evaluation costs, reclassified from exploration and evaluation costs (see note 4 (e) 3); and

(c)  Capitalized developmental stripping costs (see note 4 (t)).

Mining licenses were recognized as separate intangible assets upon the acquisition of the investment in Mexico and comprise the right to exploit the mines and are recognized at its fair value at acquisition date less accumulated amortization.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

These mining concessions were granted for a 50-year period; following the expiration of the initial concession term, the concessions are renewable for an additional 50-year term in accordance with, and subject to the procedures set forth in, applicable Mexican mining law.

Amortization charge is calculated by using the unit-of-production method, on the basis of actual mineral extracted in each period compared to the estimated mineral reserves, and is included in cost of sales. Any change in the estimation of reserves is accounted for prospectively. The resulting amortization rate for the years ended December 31, 2014, 2013 and 2012, is approximately 10%, 9% and 9% per year, respectively.

(3)  Exploration and evaluation costs

Exploration and evaluation activities involve the search for iron ore resources, the determination of technical feasibility and the assessment of commercial viability of an identified resource.

Exploration and evaluation costs are measured at cost. Costs directly associated with exploration and evaluation activities are capitalized as intangible assets until the determination of reserves is evaluated. The costs associated to the acquisition of machinery and equipment are recognized as property, plant and equipment. If it is determined that commercial discovery has been achieved, costs incurred are reclassified into Mining assets and amortization starts once production begins.

Exploration costs are tested for impairment when there are indicators that impairment exists. Indicators of impairment include, but are not limited to:

•  Rights to explore in an area have expired or will expire in the near future without renewal;

•  No further exploration and evaluation is planned or budgeted;

•  A decision to discontinue exploration and evaluation in an area because of the absence of commercial reserves; and

•  Sufficient data exists to indicate that the book value will not be fully recovered from future development and production.

When technical feasibility and commercial viability are demonstrated, exploration and evaluation costs are tested for impairment immediately prior to reclassification to the definitive intangible asset. Any impairment charge arising from this test will be included as Other operating expense.

When analyzing the existence of impairment indicators, the exploration and evaluation areas from the mining cash-generating units will be evaluated.

(4) Goodwill

Goodwill represents the excess of the acquisition cost over the fair value of Ternium's participation in acquired companies' net assets at the acquisition date. Under IFRS 3 (revised), goodwill is considered to have an indefinite life and not amortized, but is subject to annual impairment testing.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

Goodwill is allocated to Cash-generating units ("CGU") for the purpose of impairment testing. The allocation is made to those cash-generating units expected to benefit from the business combination which generated the goodwill being tested.

As of December 31, 2014, the carrying amount of goodwill allocated to the Mexico CGUs was USD 662.3 million, of which USD 619.8 million corresponds to steel operations and USD 42.5 million to mining operations.

(5) Research and development

Research expenditures are recognized as expenses as incurred. Development costs are recorded as cost of sales in the income statement as incurred because they do not fulfill the criteria for capitalization. Research and development expenditures for the years ended December 31, 2014, 2013 and 2012 totaled USD 8.0 million, USD 7.6 million and USD 8.8 million, respectively.

(6) Customer relationships acquired in a business combination

In accordance with IFRS 3 (revised) and IAS 38, Ternium has recognized the value of customer relationships separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Customer relationships are amortized using the straight-line method over a useful life of approximately 10 years.

(7) Trademarks acquired in a business combination

In accordance with IFRS 3 and IAS 38, Ternium has recognized the value of trademarks separately from goodwill in connection with the acquisitions of Grupo Imsa and Ferrasa S.A.S..

Trademarks are amortized using the straight-line method over a useful life of between 5 to 10 years.

(f)    Impairment

Assets that have an indefinite useful life (including goodwill) are not subject to amortization and are tested annually for impairment or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Assets that are subject to amortization and investments in affiliates are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and the value in use.

To carry out these tests, assets are grouped at the lowest levels for which there are separately identifiable cash flows (each, a CGU). When evaluating long-lived assets for potential impairment, the Company estimates the recoverable amount based on the value in use of the corresponding CGU. The value in use of each CGU is determined on the basis of the present value of net future cash flows which will be generated by the assets tested.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

Determining the present value of future cash flows involves highly sensitive estimates and assumptions specific to the nature of each CGU's activities, including estimates and assumptions relating to amount and timing of projected future cash flows, expected changes in market prices, expected changes in the demand of Ternium products and services, selected discount rate and selected tax rate.

Ternium uses cash flow projections for the next five years based on past performance and expectations of market development; thereafter, it uses a perpetuity rate. Application of the discounted cash flow (DCF) method to determine the value in use of a CGU begins with a forecast of all expected future net cash flows. Variables considered in forecasts include the gross domestic product (GDP) growth rates of the country under study and their correlation with steel demand, level of steel prices and estimated raw material costs as observed in industry reports.

Cash flows are discounted at rates that reflect specific country and currency risks associated with the cash flow projections. The discount rates used are based on Ternium's weighted average cost of capital (WACC), which is considered to be a good indicator of cost of capital. As of December 31, 2014 the discount rate used to test goodwill allocated to the Steel and Mining Mexico CGUs for impairment was 9.44%.

As a result of the above factors, actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques. Based on the information currently available, however, Ternium believes that it is not reasonably possible that the variation would cause the carrying amount to exceed the recoverable amount of the CGUs.

Except for the impairment in connection with the investment in Usiminas in 2014 and 2012, during the years 2014, 2013 and 2012, no impairment provisions were recorded in connection with assets that have an indefinite useful life (including goodwill). For the impairment in connection with the investment in Usiminas, see note 3.

(g)    Other investments

Other investments consist primarily of investments in financial debt instruments and equity investments where the Company holds a minor equity interest and does not exert significant influence.

All purchases and sales of investments are recognized on the settlement date, which is not significantly different from the trade date, which is the date that Ternium commits to purchase or sell the investment.

Income from financial instruments is recognized in Other financial income (expenses), net in the income statement. The fair value of quoted investments is based on current bid prices. If the market for a financial investment is not active or the securities are not listed, the Company estimates the fair value by using standard valuation techniques. Dividends from investments in equity instruments are recognized in the income statement when the Company's right to receive payments is established.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

Certain fixed income financial instruments purchased by the Company have been categorized as available for sale if designated in this category or not classified in any of the other categories. The results of these financial investments are recognized in Finance Income in the Consolidated Income Statement using the effective interest method. Unrealized gains and losses other than impairment and foreign exchange results are recognized in Other comprehensive income. On maturity or disposal, net gain and losses previously deferred in Other comprehensive income are recognized in Finance Income in the Consolidated Income Statement.

(h)    Inventories

Inventories are stated at the lower of cost (calculated using the first-in-first-out "FIFO" method) or net realizable value. The cost of finished goods and goods in process comprises raw materials, direct labor, depreciation, other direct costs and related production overhead costs. It excludes borrowing costs.  Goods acquired in transit at year end are valued at supplier's invoice cost.

The cost of iron ore produced in our mines comprises all direct costs necessary to extract and convert stockpiled inventories into raw materials, including production stripping costs, depreciation of fixed assets related to the mining activity and amortization of mining assets for those under-production mines.

The Company assesses the recoverability of its inventories considering their selling prices, if the inventories are damaged, or if they have become wholly or partially obsolete (see note 4 (y) (4)).

(i)    Trade receivables and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. The Company analyzes its trade receivables on a regular basis and, when aware of a specific counterparty’s difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. Additionally, this allowance is adjusted periodically based on the aging of receivables.

(j)   Cash and cash equivalents

Cash and cash equivalents and highly liquid short-term securities are carried at fair market value or at a historical cost which approximates fair market value.

For purposes of the cash flow statement, cash and cash equivalents comprise cash, bank current accounts and short-term highly liquid investments (original maturity of three months or less at date of acquisition) and overdrafts.

In the consolidated statement of financial position, bank overdrafts are included in borrowings within current liabilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

(k)  Non-current assets (disposal groups) classified as held for sale

Non-current assets (disposal groups) are classified as assets held for sale, complying with the recognition criteria of IFRS 5, and stated at the lower of carrying amount and fair value less cost to sell if their carrying amount is recovered principally through a sale transaction rather than through continuing use.

The carrying value of non-current assets classified as held for sale, at December 31, 2014 and 2013 totals USD 14.8 million and USD 17.8 million, respectively, which corresponds principally to land and other real estate items. Sale is expected to be completed within a one-year period.

(l)    Borrowings

Borrowings are recognized initially for an amount equal to the proceeds received. In subsequent periods, borrowings are stated at amortized cost following the effective interest method.

Capitalized costs for issue of debt are amortized over the life of their respective debt.

(m)   Income taxes - current and deferred

The current income tax charge is calculated on the basis of the tax laws in force in the countries in which Ternium and its subsidiaries operate. Management evaluates positions taken in tax returns with respect to situations in which applicable tax regulation could be subject to interpretation. A liability is recorded for tax benefits that were taken in the applicable tax return but have not been recognized for financial reporting.

Deferred income taxes are calculated using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. The principal temporary differences arise on fixed assets, intangible assets, inventories valuation and provisions for pensions. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantially enacted at year end. Under IFRS, deferred income tax assets (liabilities) are classified as non-current assets (liabilities).

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available to offset temporary differences.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associated companies, except where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

(n)    Employee liabilities

(1) Post-employment obligations

The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Company applied IAS 19 (amended 2011), “Employee benefits”, on January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows:

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation. In countries where there is no deep market in such bonds, the market rates on government bonds are used.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period in which they arise.

Past-service costs are recognized immediately in income.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets.

For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Mexico

Ternium Mexico has defined benefit and defined contribution plans.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

The valuation of the liabilities for the defined benefit employee retirement plans (pensions and seniority premiums) covers all employees and is based primarily on their years of service, their present age and their remuneration at the date of retirement. The cost of the employee retirement plans (pension, health-care expenses and seniority premiums) is recognized as an expense in the year in which services are rendered in accordance with actuarial studies made by independent actuaries. The formal retirement plans are congruent with and complementary to the retirement benefits established by the Mexican Institute of Social Security. Additionally, the Company has established a plan to cover health-care expenses of retired employees. The Company has established irrevocable trust funds for the payment of pensions and seniority premiums, as well as for health-care expenses.

The defined contribution plans provides a benefit equivalent to the capital accumulated with the company's contributions, which are provided as a match of employees' contributions to the plan. The plan provides vested rights according to the years of service and the cause of retirement.

Argentina

Siderar implemented an unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable Argentine labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. Benefits provided by the plan are calculated based on a seven-year salary average.

(2)   Termination benefits

Termination benefits are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Company recognizes termination benefits when it is demonstrably committed to either: (i) terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal or (ii) providing termination benefits as a result of an offer made to encourage voluntary redundancy.

(3)  Other compensation obligations

Employee entitlements to annual leave and long-service leave are accrued as earned.

During 2007, Ternium launched an incentive retention program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Ternium's shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Ternium to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Ternium valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

As of December 31, 2014 and 2013, the outstanding liability corresponding to the Program amounts to USD 22.5 million and USD 19.3 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2014 and 2013, is USD 27.4 million and USD 21.8 million, respectively.

Under Mexican law, Ternium's subsidiaries are required to pay their employees an annual benefit which is determined as a percentage of taxable profit for the year.

(4)  Social security contributions

Social security laws in force in the countries in which the Company operates provide for pension benefits to be paid to retired employees from government pension plans and/or private fund managed plans to which employees may elect to contribute. As stipulated by the respective laws, Siderar and Ternium Mexico make monthly contributions calculated based on each employee's salary to fund such plans. The related amounts are expensed as incurred. No additional liabilities exist once the contributions are paid.

(o)    Provisions and other liabilities

Ternium has certain contingencies with respect to existing or potential claims, lawsuits and other proceedings. Unless otherwise specified, Ternium accrues a provision for a present legal or constructive obligation as a result of a past event, when it is probable that future cost could be incurred and that cost can be reasonably estimated. Generally, accruals are based on developments to date, Ternium's estimates of the outcomes of these matters and the advice of Ternium's legal advisors.

(p)    Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

(q)    Revenue recognition

Revenues are recognized as sales when revenue is earned and is realized or realizable. This includes satisfying all of the following criteria: the arrangement with the customer is evident, usually through the receipt of a purchase order; the sales price is fixed or determinable; delivery as defined by the risk transfer provision of the sales contracts has occurred, and collectability is reasonably assured. Revenues are shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.

Interest income is recognized on an effective yield basis.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

(r)    Borrowing Costs

The Company capitalizes the borrowing costs incurred to finance construction, acquisition or production of qualifying assets. In the case of specific borrowings, Ternium determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. For general borrowings, Ternium determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is the weighted average of the borrowing costs applicable to the borrowings that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset.

The amount of borrowing costs that Ternium capitalizes during a period will not exceed the amount of borrowing costs incurred during that period. At December 31, 2014, 2013 and 2012, the capitalized borrowing costs are not material.

(s)    Cost of sales, selling, general and administrative expenses

Cost of sales and expenses are recognized in the income statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in Selling, general and administrative expenses in the Consolidated Income Statement.

(t)    Stripping costs

Stripping costs are the costs associated with the removal of overburden and other waste materials and can be incurred before the mining production commences (“developmental stripping”) or during the production stage (“production stripping”).

Development stripping costs that contribute to the future economic benefits of mining operations are capitalized as intangible assets (Mining assets). Production stripping costs which are part of on-going activities are included in the cost of the inventory produced (that is extracted) at each mine during the period in which they are incurred.

Capitalization of development stripping costs finishes when the commercial production of the mine commences. At that time, all development stripping costs are presented within Mining assets and depreciated on a unit-of-production basis. It is considered that commercial production begins when the production stage of mining operations begins and continues throughout the life of a mine.

(u)  Mining development costs

Mining development costs are the costs associated to the activities related to the establishment of access to the mineral reserve and other preparations for commercial production. These activities often continue during production.

Development expenditures are capitalized and classified as Work in progress. On completion of development, all assets included in Work in progress are individually reclassified to the appropriate category of property, plant and equipment and depreciated accordingly.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

(v)  Asset retirement obligations

Ternium records asset retirement obligations (“ARO”) initially at the fair value of the legal or constructive obligation in the period in which it is incurred and capitalizes the ARO by increasing the carrying amount of property, plant and equipment. The fair value of the obligation is determined as the discounted value of the expected future cash flows and is included in Provisions. The liability is accreted to its present value through net financing cost and the capitalized cost is depreciated based in the unit of production method.

(w)   Earnings per share

Earnings per share are calculated by dividing the net income attributable to shareholders by the daily weighted average number of ordinary shares issued during the year. There are no dilutive securities for the periods presented.

(x)  Derivative financial instruments and hedging activities

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars, currency forward contracts on highly probable forecast transactions and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in OCI. Amounts accumulated in OCI are recognized in the income statement in the same period as any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected in the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. At December 31, 2014 and 2013, the effective portion of designated cash flow hedges (net of taxes) amounted to USD (0.4) million and USD 1.1 million, respectively, and were included under "changes in the fair value of derivatives classified as cash flow hedges" line item in the statement of comprehensive income (see Note 26 (a)).

More information about accounting for derivative financial instruments and hedging activities is included in Note 28 "Financial risk management".

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

(y)   Critical Accounting Estimates

The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Management makes estimates and assumptions concerning the future. Actual results may differ significantly from these estimates under different assumptions or conditions.

The principal estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are addressed below.

(1)  Goodwill impairment test

Assessment of the recoverability of the carrying value of goodwill requires significant judgment. Management evaluates goodwill allocated to the operating units for impairment on an annual basis or whenever there is an impairment indicator.

Goodwill is tested at the level of the CGUs. Impairment testing of the CGUs is carried out and the value in use determined in accordance with the accounting policy stated in Note 4(f). The discount rates used for these tests are based on Ternium's weighted average cost of capital adjusted for specific country and currency risks associated with the cash flow projections. The discount rate used at December 31, 2014 was 9.44% and no impairment charge resulted from the impairment test performed.

(2)  Income taxes

Management calculates current and deferred income taxes according to the tax laws applicable to each subsidiary in the countries in which such subsidiaries operate. However, certain adjustments necessary to determine the income tax provision are finalized only after the balance sheet is issued. In cases in which the final tax outcome is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

Also, when assessing the recoverability of tax assets, management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.              ACCOUNTING POLICIES (continued)

(3)    Loss contingencies

Ternium is subject to various claims, lawsuits and other legal proceedings that arise in the ordinary course of business, including customer claims in which a third party is seeking reimbursement or indemnity. The Company's liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Periodically, management reviews the status of each significant matter and assesses potential financial exposure. If the potential loss from the claim or proceeding is considered probable and the amount can be reasonably estimated, a liability is recorded. Management estimates the amount of such liability based on the information available and the assumptions and methods it has concluded are appropriate, in accordance with the provisions of IFRS. Accruals for such contingencies reflect a reasonable estimate of the losses to be incurred based on information available, including the relevant litigation or settlement strategy, as of the date of preparation of these financial statements. As additional information becomes available, management will reassess its evaluation of the pending claims, lawsuits and other proceedings and revise its estimates. The loss contingencies provision amounts to USD 9.1 million and USD 14.0 million as of December 31, 2014 and 2013, respectively.

(4)  Allowance for obsolescence of supplies and spare parts and slow-moving inventory

Management assesses the recoverability of its inventories considering their selling prices or whether they are damaged or have become wholly or partly obsolete.

Net realizable value is the estimated selling price in the ordinary course of business, less the costs of completion and selling expenses.

The Company establishes an allowance for obsolete or slow-moving inventory in connection with finished goods and goods in process. The allowance for slow-moving inventory is recognized for finished goods and goods in process based on management's analysis of their aging. In connection with supplies and spare parts, the calculation is based on management's analysis of their aging, the capacity of such materials to be used based on their levels of preservation and maintenance, and their potential obsolescence due to technological change.

As of December 31, 2014 and 2013, the Company recorded no allowance for net realizable value and USD 48.0 million and USD 47.8 million, respectively, as allowance for obsolescence.

(5)    Useful Lives and Impairment of Property, Plant and Equipment and Other Long-lived Assets

In determining useful lives, management considered, among others, the following factors: age, operating condition and level of usage and maintenance. Management conducted visual inspections for the purpose of (i) determining whether the current conditions of such assets are consistent with normal conditions of assets of similar age; (ii) confirming that the operating conditions and levels of usage of such assets are adequate and consistent with their design; (iii) establishing obsolescence levels and (iv) estimating life expectancy, all of which were used in determining useful lives. Management believes, however, that it is possible that the periods of economic utilization of property, plant and equipment may be different than the useful lives so determined. Furthermore, management believes that this accounting policy involves a critical accounting estimate because it is subject to change from period to period as a result of variations in economic conditions and business performance.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.                  ACCOUNTING POLICIES (continued)

When assessing whether an impairment indicator may exist, the Company evaluates both internal and external sources of information, such as the following:

•   whether significant changes with an adverse effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which an asset is dedicated;

•   whether market interest rates or other market rates of return on investments have increased during the period, and those increases are likely to affect the discount rate used in calculating an asset's value in use and decrease the asset's recoverable amount materially;

•   whether the carrying amount of the net assets of the entity is more than its market capitalization;

•   whether evidence is available of obsolescence or physical damage of an asset.

•   whether significant changes with an adverse effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, an asset is used or is expected to be used. These changes include the asset becoming idle, plans to discontinue or restructure the operation to which an asset belongs, plans to dispose of an asset before the previously expected date, and reassessing the useful life of an asset as finite rather than indefinite; and

•   whether evidence is available from internal reporting that indicates that the economic performance of an asset is, or will be, worse than expected.

None of the Company's CGUs were tested for impairment, other than for the investment in Usiminas and goodwill test (see note 4 (y) (1)), in 2014 and 2013, as no impairment indicators were identified. Furthermore, based on information currently available, management believes that the recognition of a future impairment charge is not reasonably possible. For the impairment in connection with the investment in Usiminas in 2014 and 2012, see note 3.

(6)    Allowances for doubtful accounts

Management makes estimates of the uncollectibility of our accounts receivable. Management analyses the trade accounts receivable on a regular basis and, when aware of a third party´s inability to meet its financial commitments to the Company, managements impairs the amount due by means of a charge to the allowance for doubtful accounts. Management specifically analyses accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Allowances for doubtful accounts are adjusted periodically in accordance with the aging of overdue accounts. For this purpose, trade accounts receivable overdue by more than 90 days, and which are not covered by a credit collateral, guarantee or similar surety, are fully provisioned. As of December 31, 2014 and 2013, allowance for doubtful accounts totals USD 11.4 million and USD 12.8 million, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

4.                  ACCOUNTING POLICIES (continued)

(7)  Mining reserve estimates

Reserves are estimates of the amount of product that can be economically and legally extracted from the Company’s mining concessions. In order to estimate reserves, a range of geological, technical and economic factors is required to be considered. Estimating the quantity and/or grade of reserves requires complex and difficult geological judgments to interpret the data. Because the economic assumptions used to estimate reserves change from period to period, and because additional geological data is generated during the course of operations, estimates of reserves may change from period to period.

Changes in reported reserves may affect the Company’s financial results and financial position, including the following:

• Asset carrying amounts may be affected due to changes in estimated future cash flows.

• Depreciation and amortization charges may change where such charges are determined by the units of production basis, or where the useful economic lives of assets change.

• Stripping costs recognized in Mining assets or charged to results may change due to changes in stripping ratios or the units of production basis of depreciation.

• Asset retirement obligations may change where changes in estimated reserves affect expectations about the timing or cost of these activities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

5.              SEGMENT INFORMATION

REPORTABLE OPERATING SEGMENTS

The Company is organized in two reportable segments: Steel and Mining.

The Steel segment includes the sales of steel products, which comprises slabs, hot rolled coils and sheets, cold rolled coils and sheets, tin plate, welded pipes, hot dipped galvanized and electro-galvanized sheets, pre-painted sheets, billets (steel in its basic, semi-finished state), wire rod and bars and other tailor-made products to serve its customers’ requirements.

The Steel segment comprises three operating segments: Mexico, Southern Region and Other markets. These three segments have been aggregated considering the economic characteristics and financial effects of each business activity in which the entity engages; the related economic environment in which it operates; the type or class of customer for the products; the nature of the products; and the production processes. The Mexico operating segment comprises the Company’s businesses in Mexico. The Southern region operating segment manages the businesses in Argentina, Paraguay, Brazil, Chile, Bolivia and Uruguay. The Other markets operating segment includes businesses mainly in United States, Colombia, Guatemala, Costa Rica, El Salvador, Nicaragua, Panamá and Honduras.

The Mining segment includes the sales of mining products, mainly iron ore and pellets, and comprises the mining activities of Las Encinas, an iron ore mining company in which Ternium holds a 100% equity interest and the 50% of the operations and results performed by Peña Colorada, another iron ore mining company in which Ternium maintains that same percentage over its equity interest. Both mining operations are located in Mexico. In the comparative information as of December 31, 2012, the 50% of the operations and results performed by Peña Colorada are only included under management view.  Until December 31, 2012, Ternium’s investment in Consorcio Minero Benito Juarez Peña Colorada S.A. de C.V. and Peña Colorada Servicios S.A. de C.V. was presented as an investment in non-consolidated companies and its results under the equity in earnings (losses) in non-consolidated companies within the consolidated income statement. Starting on January 1, 2013, and in connection with certain new agreements, the Company began to recognize its assets, liabilities, revenue and expenses in relation to its interest in the joint operation.

Ternium’s Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

- The use of direct cost methodology to calculate the inventories, while under IFRS is at full cost, including absorption of production overheads and depreciation.

- The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost (with the FIFO method).

- Under IFRS, the results of Peña Colorada are aggregated in equity in earnings of non-consolidated companies until December 31, 2012. Starting on January 1, 2013, these results are included considering 50% of the operations on a line by line basis. In the comparative information as of December 31, 2012, the 50% of the operations and results performed by Peña Colorada are only included under management view.

- Other timing and non-significant differences.

Most information on segment assets is not disclosed as it is not reviewed by the CODM.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

5.                  SEGMENT INFORMATION (continued)

	Year ended December 31, 2014
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	8,700,521	313,157	(287,621)	8,726,057
Cost of sales	(6,960,009)	(255,216)	290,056	(6,925,169)

Gross profit	1,740,512	57,941	2,435	1,800,888

Selling, general and administrative expenses	(799,844)	(16,634)	-	(816,478)
Other operating income, net	70,725	1,026	-	71,751

Operating income - IFRS	1,011,393	42,333	2,435	1,056,161

Management view
Net sales	8,700,521	333,718	(308,182)	8,726,057
Operating income	830,312	65,671	(1,504)	894,479
Reconciliation items:
Differences in Cost of sales				161,682

Operating income - IFRS				1,056,161

Financial income (expense), net				(69,450)
Equity in (losses) earnings of non-consolidated companies				(34,218)

Income before income tax expense - IFRS				952,493

Depreciation and amortization - IFRS	(369,197)	(45,600)	-	(414,797)

	Year ended December 31, 2013
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	8,459,943	386,466	(316,397)	8,530,012
Cost of sales	(6,645,180)	(268,307)	313,195	(6,600,292)

Gross profit	1,814,763	118,159	(3,202)	1,929,720

Selling, general and administrative expenses	(820,338)	(22,973)	-	(843,311)
Other operating income, net	23,070	(56)	-	23,014

Operating income - IFRS	1,017,495	95,130	(3,202)	1,109,423

Management view
Net sales	8,459,943	505,603	(435,534)	8,530,012
Operating income	777,505	219,610	(3,202)	993,913
Reconciliation items:
Differences in Cost of sales				115,510

Operating income - IFRS				1,109,423

Financial income (expense), net				(135,475)
Equity in (losses) earnings of non-consolidated companies				(31,609)

Income before income tax expense - IFRS				942,339

Depreciation and amortization - IFRS	(344,415)	(32,718)	-	(377,133)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

5.                  SEGMENT INFORMATION (continued)

	Year ended December 31, 2012
	Steel	Mining	Inter-segment eliminations	Total
IFRS

Net sales	8,601,134	190,698	(183,778)	8,608,054
Cost of sales	(6,909,538)	(132,766)	175,925	(6,866,379)

Gross profit	1,691,596	57,932	(7,853)	1,741,675

Selling, general and administrative expenses	(804,690)	(4,491)	-	(809,181)
Other operating income, net	(12,261)	380	-	(11,881)

Operating income - IFRS	874,645	53,821	(7,853)	920,613

Management view
Net sales	8,601,134	498,171	(491,251)	8,608,054
Operating income	803,487	265,802	(7,853)	1,061,436
Reconciliation items:
Differences in Cost of sales				(120,118)
Differences related to Peña Colorada (Line by line vs. Equity method)				(20,704)

Operating income - IFRS				920,613

Financial income (expense), net				(121,632)
Equity in (losses) earnings of non-consolidated companies				(346,833)

Income before income tax expense - IFRS				452,148

Depreciation and amortization - IFRS	(355,247)	(15,608)	-	(370,855)

GEOGRAPHICAL INFORMATION

There are no revenues from external customers attributable to the Company’s country of incorporation (Luxembourg).

For purposes of reporting geographical information, net sales are allocated based on the customer’s location. Allocation of depreciation and amortization is based on the geographical location of the underlying assets.

	Year ended December 31, 2014
	Mexico	Southern region	Other markets	Total

Net sales	4,911,989	2,648,512	1,165,556	8,726,057

Non-current assets (1)	4,248,087	916,447	265,379	5,429,913

	Year ended December 31, 2013
	Mexico	Southern region	Other markets	Total

Net sales	4,260,676	2,952,372	1,316,964	8,530,012

Non-current assets (1)	4,314,223	1,078,966	277,210	5,670,399

	Year ended December 31, 2012
	Mexico	Southern region	Other markets	Total

Net sales	4,475,139	2,746,585	1,386,330	8,608,054

Non-current assets (1)	3,902,868	1,220,886	279,570	5,403,324

(1)      Includes property, plant and equipment and intangible assets.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

5.             SEGMENT INFORMATION (continued)

REVENUES BY PRODUCT

	Year ended December 31,
	2014	2013	2012

Semi-finished (1)	209,061	202,826	192,335
Hot rolled (2)	3,581,566	3,416,674	3,617,300
Cold rolled	1,297,969	1,314,392	1,342,036
Coated (3)	3,061,580	2,906,477	2,808,765
Roll-formed and tubular (4)	514,586	585,627	611,551
Steel products	8,664,762	8,425,996	8,571,987

Other products (5)	61,295	104,016	36,067

TOTAL SALES	8,726,057	8,530,012	8,608,054

(1)      Semi-finished includes slabs, billets and round bars.

(2)      Hot rolled includes hot rolled flat products, merchant bars, reinforcing bars, stirrups and rods.

(3)      Coated includes tin plate and galvanized products.

(4)      Roll-formed and tubular includes tubes, beams, insulated panels, roofing and cladding, roof tiles and steel decks.

(5)      Other products include pre-engineered metal building systems and pig iron.

6.                  COST OF SALES

	Year ended December 31,
	2014	2013	2012

Inventories at the beginning of the year	1,941,130	2,000,137	2,123,516
Opening inventories - Peña Colorada	-	18,006	-
Translation differences	(161,983)	(186,609)	(103,129)

Plus: Charges for the year
Raw materials and consumables used and other movements	5,718,736	5,242,806	5,474,845
Services and fees	95,940	93,366	114,612
Labor cost	601,258	608,151	552,009
Depreciation of property, plant and equipment	330,866	310,257	306,584
Amortization of intangible assets	34,988	15,851	10,851
Maintenance expenses	484,929	440,328	387,672
Office expenses	7,238	7,034	7,360
Insurance	12,310	14,848	7,743
Charge of obsolescence allowance	15,924	1,245	12,289
Recovery from sales of scrap and by-products	(39,846)	(42,556)	(44,085)
Others	17,713	18,558	16,249

Less: Inventories at the end of the year	(2,134,034)	(1,941,130)	(2,000,137)

Cost of Sales	6,925,169	6,600,292	6,866,379

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

7.                  SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Year ended December 31,
	2014	2013	2012

Services and fees (1)	75,057	76,450	97,443
Labor cost	232,837	234,519	212,820
Depreciation of property, plant and equipment	10,957	13,839	8,788
Amortization of intangible assets	37,986	37,186	44,632
Maintenance and expenses	5,785	7,443	6,904
Taxes	133,383	143,834	113,898
Office expenses	39,831	41,254	44,988
Freight and transportation	263,682	271,364	263,083
Increase (Decrease) of allowance for doubtful accounts	1,287	(202)	855
Others	15,673	17,624	15,770

Selling, general and administrative expenses	816,478	843,311	809,181

(1)  For the year ended December 31, 2014, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 3,928, including USD 3,450 for audit services, USD 74 for audit-related services, USD 204 for tax services and USD 199 for all other services.

For the year ended December 31, 2013, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 4,288, including USD 3,821 for audit services, USD 391 for audit-related services, USD 39 for tax services and USD 37 for all other services.

For the year ended December 31, 2012, it includes fees accrued for professional services rendered by PwC to Ternium S.A. and its subsidiaries that amounted to USD 4,228, including USD 3,569 for audit services, USD 296 for audit-related services, USD 159 for tax services and USD 204 for all other services.

8.                  LABOR COSTS (Included Cost of sales and Selling, General and Administrative expenses)

	Year ended December 31,
	2014	2013	2012

Services and fees	778,932	790,378	699,899
Labor cost	25,348	19,680	37,176
Depreciation of property, plant and equipment	29,815	32,612	27,754

Labor costs	834,095	842,670	764,829

As of December 31, 2014, 2013 and 2012, the quantity of employees was 16,919, 16,788 and 16,611, respectively.

9.                  OTHER OPERATING INCOME (EXPENSES), NET

	Year ended December 31,
	2014	2013	2012

Results of sundry assets	4,111	1,987	3,916
Collection of insurance (1)	57,500	11,700	-
Other operating income	10,232	16,657	-

Other operating income	71,843	30,344	3,916

Provision for legal claims and other matters (Note 19 and 24 (ii))	(92)	(7,330)	(5,754)
Other operating expense	-	-	(10,043)

Other operating expense	(92)	(7,330)	(15,797)
Other operating (expense) income, net	71,751	23,014	(11,881)

      (1) Includes an insurance collection of USD 57,500 and USD 11,700 in Argentina in the years 2014 and 2013, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

10.              OTHER FINANCIAL INCOME (EXPENSES), NET

	Year ended December 31,
	2014	2013	2012

Interest expense	(114,472)	(121,016)	(144,488)
Debt issue costs	(3,394)	(11,097)	(5,814)

Finance expense	(117,866)	(132,113)	(150,302)

Interest income	7,685	9,517	17,047
Change in fair value of financial assets	(1,970)	(11,875)	(5,647)

Finance income	5,715	(2,358)	11,400

Net foreign exchange gain	26,664	259	7,145
Derivative contract results	19,748	(400)	16,688
Others	(3,711)	(863)	(6,563)

Other financial income (expenses), net	42,701	(1,004)	17,270

11.              INCOME TAX EXPENSE

Income tax expense for each of the years presented is as follows:

	Year ended December 31,
	2014	2013	2012

Current tax	(336,176)	(370,349)	(298,082)

Deferred tax (Note 20)
Deferred tax	(22,240)	78,474	40,401
Effect of changes in tax law on deferred income tax (1)	(12,702)	(33,826)	(5,769)
Withholding tax on dividend distributions (2)	(10,474)	(24,046)	-
Deferred tax included in Other comprehensive income	-	-	-
Recovery of income tax (3)	17,884	321	2,224

Income tax expense	(363,708)	(349,426)	(261,227)

(1) For 2014, it includes mainly the effects of the Colombian tax rate reform which introduced an increase from 34% to 39% in 2015, 40% in 2016, 42% in 2017 and 43% in 2018 and of the Mexican mining tax. For the year 2013, it includes the effects of the 2013 Mexican tax reform package, which mainly maintained the current 30% corporate income tax rate, eliminating the scheduled reduction to 29% in 2014 and to 28% in 2015 and repealed the existing tax consolidation regime.

(2) It includes the 10% withholding tax on dividend distributions made by Argentine companies to foreign beneficiaries since 2013.

(3) The amounts recorded in 2014, 2013 and 2012 corresponded to the capitalization of tax losses carried forward generated and not recognized in previous years.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

11.              INCOME TAX EXPENSE (continued)

Income tax expense for the years ended December 31, 2014, 2013 and 2012 differed from the amount computed by applying the statutory income tax rate in force in each country in which the company operates to pre-tax income as a result of the following:

	Year ended December 31,
	2014	2013	2012

Income before income tax	952,493	942,339	452,148

Income tax expense at statutory tax rate	(282,777)	(302,741)	(205,408)
Non taxable income	2,073	14,799	1,012
Non deductible expenses	(21,787)	(1,940)	(58,892)
Effect of currency translation on tax base (1)	(55,925)	(1,993)	5,607
Withholding tax on dividend distributions	(10,474)	(24,046)	-
Recovery of income tax	17,884	321	2,224
Effect of changes in tax law	(12,702)	(33,826)	(5,769)

Income tax expense	(363,708)	(349,426)	(261,227)

(1)  Ternium applies the liability method to recognize deferred income tax on temporary differences between the tax bases of assets and their carrying amounts in the financial statements. By application of this method, Ternium recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries, which have a functional currency different to their local currency.

Tax rates used to perform the reconciliation between tax expense (income) and accounting profit are those in effect at each relevant date or period in each applicable jurisdiction.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

12.              PROPERTY, PLANT AND EQUIPMENT, NET

	Year ended December 31, 2014
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	503,267	1,839,727	4,083,016	125,559	741,554	61,435	7,354,558

Translation differences	(3,036)	(246,741)	(263,228)	(18,871)	(70,393)	(5,753)	(608,022)
Additions	6,202	5,134	4,461	3,256	331,281	35,035	385,369
Disposals / Consumptions	-	-	(12,452)	(4,015)	(541)	(13,215)	(30,223)
Transfers	21,034	119,712	494,430	7,694	(649,276)	8,309	1,903

Values at the end of the year	527,467	1,717,832	4,306,227	113,623	352,625	85,811	7,103,585

Depreciation
Accumulated at the beginning of the year	-	(610,740)	(1,931,231)	(98,887)	-	(4,805)	(2,645,663)

Translation differences	-	118,714	213,284	16,854	-	775	349,627
Depreciation charge	-	(83,321)	(246,485)	(7,133)	-	(4,884)	(341,823)
Disposals / Consumptions	-	-	11,964	2,915	-	422	15,301

Accumulated at the end of the year	-	(575,347)	(1,952,468)	(86,251)	-	(8,492)	(2,622,558)

At December 31, 2014	527,467	1,142,485	2,353,759	27,372	352,625	77,319	4,481,027

	Year ended December 31, 2013
	Land	Buildings and improvements	Production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts	Total
Cost
Values at the beginning of the year	498,757	1,768,194	3,754,450	142,628	1,021,352	52,633	7,238,014

Translation differences	(4,056)	(313,836)	(341,357)	(25,169)	(96,771)	(9,573)	(790,762)
Interest in joint operation	-	-	79,002	909	3,233	37	83,181
Additions	7,983	20,235	3,102	3,002	793,582	29,908	857,812
Disposals / Consumptions	-	(2,235)	(12,554)	(3,975)	(544)	(5,425)	(24,733)
Transfers	583	367,369	600,373	8,164	(979,298)	(6,145)	(8,954)

Values at the end of the year	503,267	1,839,727	4,083,016	125,559	741,554	61,435	7,354,558

Depreciation
Accumulated at the beginning of the year	-	(673,934)	(2,005,899)	(116,999)	-	(3,065)	(2,799,897)

Translation differences	-	151,850	286,744	22,786	-	885	462,265
Depreciation charge	-	(90,855)	(223,328)	(7,091)	-	(2,822)	(324,096)
Disposals / Consumptions	-	1,759	7,822	2,216	-	197	11,994
Transfers	-	440	3,430	201	-	-	4,071

Accumulated at the end of the year	-	(610,740)	(1,931,231)	(98,887)	-	(4,805)	(2,645,663)

At December 31, 2013	503,267	1,228,987	2,151,785	26,672	741,554	56,630	4,708,895

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

13.              INTANGIBLE ASSETS, NET

	Year ended December 31, 2014
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	186,681	122,361	34,767	288,475	73,665	662,307	1,368,256

Translation differences	(12,097)	-	-	-	-	-	(12,097)
Additions	28,973	2,341	21,628	10,000	-	-	62,942
Transfers	-	17,956	(17,956)	-	-	-	-

Values at the end of the year	203,557	142,658	38,439	298,475	73,665	662,307	1,419,101

Depreciation
Accumulated at the beginning of the year	(88,258)	(68,432)	-	(184,465)	(65,597)	-	(406,752)

Translation differences	9,511	-	-	-	-	-	9,511
Depreciation charge	(30,463)	(9,241)	-	(29,045)	(4,225)	-	(72,974)

Accumulated at the end of the year	(109,210)	(77,673)	-	(213,510)	(69,822)	-	(470,215)

At December 31, 2014	94,347	64,985	38,439	84,965	3,843	662,307	948,886

	Year ended December 31, 2013
	Information system projects	Mining assets	Exploration and evaluation costs	Customer relationships and other contractual rights	Trademarks	Goodwill	Total
Cost
Values at the beginning of the year	165,515	111,321	26,658	290,172	73,665	663,807	1,331,138

Translation differences	(15,518)	-	-	(142)	-	-	(15,660)
Interest in joint operation	124	8,533	1,755	-	-	-	10,412
Additions	37,574	-	8,861	-	-	-	46,435
Disposals / Consumptions	(1,014)	-	-	(1,555)	-	(1,500)	(4,069)
Transfers	-	2,507	(2,507)	-	-	-	-

Values at the end of the year	186,681	122,361	34,767	288,475	73,665	662,307	1,368,256

Depreciation
Accumulated at the beginning of the year	(85,985)	(59,732)	-	(156,305)	(63,910)	-	(365,932)

Translation differences	12,217	-	-	-	-	-	12,217
Depreciation charge	(14,490)	(8,700)	-	(28,160)	(1,687)	-	(53,037)

Accumulated at the end of the year	(88,258)	(68,432)	-	(184,465)	(65,597)	-	(406,752)

At December 31, 2013	98,423	53,929	34,767	104,010	8,068	662,307	961,504

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

14.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES

	As of December 31,
	2014	2013

At the beginning of the year	1,375,165	1,710,722

Equity in earnings of non-consolidated companies	(26,697)	(31,609)
Other comprehensive income	(194,571)	(188,588)
Dividends from non-consolidated companies	(1,858)	(207)
Transfers of joint operations	-	(115,153)
Acquisitions (note 3)	252,042	-
Gain from bargain purchase (note 3)	188,888	-
Impairment charge (note 3)	(196,409)	-

At the end of the year	1,396,560	1,375,165

The principal investments in non-consolidated companies, all of which are unlisted, except for Usiminas, are:

Company	Country of incorporation	Main activity	Voting rights at		Value at
			December 31, 2014	December 31, 2013	December 31, 2014	December 31, 2013

Usinas Siderurgicas de Minas Gerais S.A. - USIMINAS	Brazil	Manufacturing and selling of steel products	32.88%	22.71%	1,390,717	1,369,820
Techgen S.A. de C.V.	Mexico	Provision of electric power	48.00%	-	1,119	-
Other non-consolidated companies (1)					4,724	5,345

					1,396,560	1,375,165

(1)  It includes the investment held in Finma S.A.I.F., Arhsa S.A., Techinst S.A., Recrotek  S.R.L. de C.V. and Gas Industrial de Monterrey S.A. de C.V.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

14.              INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Usinas Siderurgicas de Minas Gerais S.A. – USIMINAS

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries.

As of December 31, 2014 and 2013, the value of the investment in Usiminas is comprised as follows:

	USIMINAS
Value of investment	As of December 31, 2014	As of December 31, 2013

At the beginning of the year	1,369,820	1,592,340
Share of results (1)	(25,135)	(35,267)
Other comprehensive income	(193,621)	(187,253)
Dividends	(1,858)	-
Acquisitions (note 3)	249,032	-
Gain from bargain purchase (note 3)	188,888	-
Impairment charge (note 3)	(196,409)	-

At the end of the year	1,390,717	1,369,820

(1)  It includes the depreciation of the values associated to the purchase price allocation.

On February 17,  2015,  Usiminas approved its annual accounts as of and for the year ended December 31, 2014, which state that revenues, post-tax gains from continuing operations and shareholders’ equity amounted to USD 5,017 million, USD 63 million and USD 6,293 million, respectively.

	USIMINAS
Summarized balance sheet (in million USD)	As of December 31, 2014	As of December 31, 2013

Assets
Non-current	8,372	9,348
Current	3,104	4,038

Total Assets	11,476	13,386

Liabilities
Non-current	2,618	3,174
Current	1,796	2,172

Total Liabilities	4,414	5,346

Minority interest	769	906

Shareholders' equity	6,293	7,134

	USIMINAS
Summarized income statement (in million USD)	As of December 31, 2014	As of December 31, 2013

Net sales	5,017	5,971
Cost of sales	(4,569)	(5,294)
Gross Profit	448	677
Selling, general and administrative expenses	(337)	(422)
Other operating income (loss), net	118	(22)
Operating income	229	233
Financial expenses, net	(220)	(420)
Equity in earnings of associated companies	79	84
Profit (Loss) before income tax	88	(103)
Income tax benefit	8	101
Net profit (loss) before minority interest	96	(2)
Minority interest in other subsidiaries	(33)	(73)
Net profit (loss) for the year	63	(75)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

14.             INVESTMENTS IN NON-CONSOLIDATED COMPANIES (continued)

Techgen S.A. de C.V.

Techgen is a Mexican project company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico. As of February 2014, Ternium, Tenaris,  and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Ternium and Tenaris) completed their initial investments in Techgen. Techgen is currently owned 48% by Ternium, 30% by Tecpetrol and 22% by Tenaris.  Ternium and Tenaris also agreed to enter into power supply and transportation agreements with Techgen, pursuant to which Ternium and Tenaris will contract 78% and 22%, respectively, of Techgen’s power capacity of between 850 and 900 megawatts. During 2014, each of Techgen’s shareholders made additional investments in Techgen, primarily in the form of subordinated loans; however, as of December 31, 2014, all such shareholder loans have been fully repaid with the proceeds of an up to USD 800 million syndicated loan facility.

For commitments from Ternium in connection with Techgen, see note 24.

15.             RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2014	2013

Receivables with related parties (Note 25)	-	43
Employee advances and loans	5,804	6,288
Advances to suppliers for the purchase of property, plant and equipment	17,218	22,250
Advances to suppliers for the purchase of property, plant and equipment with related parties (Note 25)	467	330
Tax credits	21,644	46,828
Others	2,349	3,668

Receivables, net – Non-current	47,482	79,407

	As of December 31,
	2014	2013

Value added tax	9,300	19,459
Tax credits	51,120	45,963
Employee advances and loans	8,282	8,196
Advances to suppliers	6,830	6,784
Advances to suppliers with related parties (Note 25)	37	10
Expenses paid in advance	10,864	6,068
Government tax refunds on exports	6,631	4,530
Receivables with related parties (Note 25)	5,441	5,581
Others	13,724	15,797

Receivables, net – Current	112,229	112,388

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

16.              TRADE RECEIVABLES, NET – NON CURRENT AND CURRENT

	As of December 31,
	2014	2013

Trade receivables	91	1,754

Trade receivables, net – Non-current	91	1,754

	As of December 31,
	2014	2013

Current accounts	710,173	659,871
Trade receivables with related parties (Note 25)	21,413	24,385
Allowance for doubtful accounts (Note 19)	(11,372)	(12,803)

Trade receivables, net - Current	720,214	671,453
	Trade receivables, net as of December 31, 2014
	Total	Fully performing	Past due

Guaranteed	442,100	413,518	28,582
Not guaranteed	289,577	242,859	46,718

Trade receivables	731,677	656,377	75,300

Allowance for doubtful accounts (Note 19)	(11,372)	-	(11,372)

Trade receivables, net	720,305	656,377	63,928

	Trade receivables, net as of December 31, 2013
	Total	Fully performing	Past due

Guaranteed	534,400	497,261	37,139
Not guaranteed	151,610	101,849	49,761

Trade receivables	686,010	599,110	86,900

Allowance for doubtful accounts (Note 19)	(12,803)	-	(12,803)

Trade receivables, net	673,207	599,110	74,097

17.              INVENTORIES, NET

	As of December 31,
	2014	2013

Raw materials, materials and spare parts	539,611	560,720
Goods in process	1,119,123	934,909
Finished goods	374,981	330,098
Goods in transit	148,337	163,228
Obsolescence allowance (Note 19)	(48,018)	(47,825)

Inventories, net	2,134,034	1,941,130

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

18.              CASH, CASH EQUIVALENTS AND OTHER INVESTMENTS

	As of December 31,
	2014	2013

(i) Other investments
Deposits with maturity of more than three months	149,995	169,503

Other investments	149,995	169,503
(ii) Cash and cash equivalents
Cash and banks	75,354	102,465
Restricted cash	93	869
Deposits with maturity of less than three months	137,856	203,884

Cash and cash equivalents	213,303	307,218

19.              ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT

Provisions and allowances - Non current	Deducted from assets	Liabilities	Liabilities
	Allowance for doubtful accounts	Legal claims and other matters	Asset retirement obligation

Year ended December 31, 2014

Values at the beginning of the year	-	13,984	19,853
Translation differences	-	(3,126)	(2,643)
Additions	-	2,269	4,534
Reversals	-	(2,177)	-
Uses	-	(1,883)	-

At December 31, 2014	-	9,067	21,744

Year ended December 31, 2013

Values at the beginning of the year	-	17,498	-
Translation differences	-	(3,753)	-
Additions	-	11,518	19,853
Reversals	-	(4,188)	-
Uses	-	(7,091)	-

At December 31, 2013	-	13,984	19,853

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

19.              ALLOWANCES AND PROVISIONS – NON CURRENT AND CURRENT (continued)

Provisions and allowances - Current	Deducted from assets		Liabilities
	Allowance for doubtful accounts	Obsolescence allowance	Asset retirement obligation

Year ended December 31, 2014

Values at the beginning of the year	12,803	47,825	-
Translation differences	(1,245)	(1,792)	(73)
Additions	2,879	28,116	2,154
Reversals	(1,592)	(12,192)	-
Uses	(1,473)	(13,939)	-

At December 31, 2014	11,372	48,018	2,081

Year ended December 31, 2013

Values at the beginning of the year	15,304	66,102	-
Translation differences	(756)	(2,856)	-
Interest in joint operation	-	679	-
Additions	1,678	21,396	-
Reversals	(1,880)	(20,151)	-
Uses	(1,543)	(17,345)	-

At December 31, 2013	12,803	47,825	-

20.              DEFERRED INCOME TAX

Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of the applicable country.

Changes in deferred income tax are as follows:

	As of December 31,
	2014	2013

At the beginning of the year	(580,981)	(644,670)

Interest in joint operation	-	(8,116)
Translation differences	20,309	49,199
Effect of changes in tax law (note 11)	(12,702)	(33,826)
Withholding tax on dividend distributions	(10,474)	(24,046)
Charges directly to other comprehensive income	8,704	1,683
Deferred tax credit (charge)	(4,356)	78,795

At the end of the year	(579,500)	(580,981)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

20.              DEFERRED INCOME TAX (continued)

The changes in deferred tax assets and liabilities (prior to offsetting the balances within the same tax jurisdiction) during the year are as follows:

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2014

At the beginning of the year	(516,811)	(52,680)	(44,136)	(135,129)	(748,756)

Translation differences	18,906	(800)	173	9,259	27,538
Charges directly to other comprehensive income	-	-	-	638	638
Withholding tax on dividend distributions	-	-	-	(10,474)	(10,474)
Effect of changes in tax law	(10,814)	(504)	(1,467)	(29)	(12,814)
Income statement credit (charge)	(81,143)	(26,233)	(1,425)	58,095	(50,706)

At the end of the year	(589,862)	(80,217)	(46,855)	(77,640)	(794,574)

Deferred tax assets	Provisions	Trade receivables	Tax losses (1)	Other	Total at December 31, 2014

At the beginning of the year	58,237	7,991	27,571	73,976	167,775

Translation differences	(3,829)	(432)	-	(2,968)	(7,229)
Charges directly to other comprehensive income	-	-	-	8,066	8,066
Effect of changes in tax law	37	-	-	75	112
Income statement credit (charge)	3,614	3,183	35,958	3,595	46,350

At the end of the year	58,059	10,742	63,529	82,744	215,074

(1) As of December 31, 2014, the recognized deferred tax assets on tax losses amount to USD 63,529 and the net unrecognized deferred tax assets amount to USD 2,064. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax liabilities	PP&E	Inventories	Intangible assets	Other	Total at December 31, 2013

At the beginning of the year	(515,943)	(68,710)	(48,382)	(166,582)	(799,617)

Translation differences	26,774	1,128	255	29,414	57,571
Interest in joint operation	(6,277)	(2,467)	(3,024)	-	(11,768)
Charges directly to other comprehensive income	-	-	-	-	-
Effect of changes in tax law	(26,476)	-	(3,108)	(24,046)	(53,630)
Income statement credit (charge)	5,111	17,369	10,123	24,402	57,005

At the end of the year	(516,811)	(52,680)	(44,136)	(136,812)	(750,439)

Deferred tax assets	Provisions	Trade receivables	Tax losses (2)	Other	Total at December 31, 2013

At the beginning of the year	54,659	8,291	18,193	73,804	154,947

Translation differences	(8,054)	109	-	(427)	(8,372)
Interest in joint operation	1,806	-	-	1,846	3,652
Charges directly to other comprehensive income	-	-	-	1,683	1,683
Effect of changes in tax law	-	-	-	(4,242)	(4,242)
Income statement credit (charge)	9,826	(409)	9,378	2,995	21,790

At the end of the year	58,237	7,991	27,571	75,659	169,458

(2) As of December 31, 2013, the recognized deferred tax assets on tax losses amount to USD 27,571 and the net unrecognized deferred tax assets amount to USD 17,782. According to the tax law in force in the jurisdictions in which the tax losses are generated, these amounts do not have a certain expiration date.

Deferred tax assets and liabilities are offset when the entity a) has a legally enforceable right to set off the recognized amounts; and b) intends to settle the tax on a net basis or to realize the asset and settle the liability simultaneously.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

20.          DEFERRED INCOME TAX (continued)

The amounts shown in the statement of financial position include the following:

	As of December 31,
	2014	2013

Deferred tax assets to be recovered after more than 12 months	159,918	115,201
Deferred tax assets to be recovered within 12 months	55,155	51,936
Deferred tax liabilities to be settled after more than 12 months	(700,031)	(681,459)
Deferred tax liabilities to be settled within 12 months	(94,542)	(66,659)

	(579,500)	(580,981)

21.              OTHER LIABILITIES – NON CURRENT AND CURRENT

	As of December 31,
	2014	2013

(i) Other liabilities - Non current
Termination benefits	203	474
Post-employment benefits	313,146	291,822
Other employee benefits	35,351	30,111
Asset retirement obligation (note 19) (1)	21,744	19,853
Other	1,456	3,171

Other liabilities – Non-current	371,900	345,431

(1) The asset in connection with this liability is included in Property, plant and equipment.

Post-employment benefits

The amounts recognized in the consolidated statement of financial position are determined as follows:

	Post-employment benefits
	As of December 31,
	2014	2013

Present value of unfunded obligations	313,146	313,269
Fair value of plan assets	-	(21,447)

Liability in the statement of financial position	313,146	291,822

The amounts recognized in the consolidated income statement are as follows:

	Post-employment benefits
	Year ended December 31,
	2014	2013

Current service cost	8,603	8,355
Interest cost	20,794	22,976
Amortization of prior service costs	418	1,281

Total included in labor costs	29,815	32,612

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

21.         OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

Changes in the liability recognized in the consolidated statement of financial position are as follows:

	Post-employment benefits
	As of December 31,
	2014	2013

At the beginning of the year	291,822	261,415

Interest in joint operation	-	8,103
Transfers, new participants and funding of the plan	(1,595)	7,592
Total expense	29,815	32,612
Remeasurements	27,474	7,787
Translation differences	(30,929)	(2,477)
Contributions paid	(3,441)	(23,210)

At the end of the year	313,146	291,822

The principal actuarial assumptions used were as follows:

	Year ended December 31,
Mexico	2014	2013

Discount rate	7.75%	8.50%
Compensation growth rate	4.00%	4.00%

	Year ended December 31,
Argentina	2014	2013

Discount rate	7.00%	7.00%
Compensation growth rate	2.00%	2.00%

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

	Impact on defined benefit obligation
	Change in assumption	Increase in assumption	Decrease in assumption

Discount rate	1.00%	-10.6%	12.8%
Compensation growth rate	1.00%	2.6%	-2.2%
Pension growth rate	1.00%	1.0%	-1.1%
Life expectancy	1 year	-0.2%	0.2%

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

21.         OTHER LIABILITIES – NON CURRENT AND CURRENT (continued)

	As of December 31,
	2014	2013

(ii) Other liabilities - Current
Payroll and social security payable	99,509	92,188
VAT liabilities	57,031	50,765
Other tax liabilities	39,620	46,042
Termination benefits	3,298	4,584
Related Parties (Note 25)	3,704	3,901
Asset retirement obligation (Note 19)	2,081	-
Others	4,963	5,846

Other liabilities – Current	210,206	203,326

22.              DERIVATIVE FINANCIAL INSTRUMENTS

Net fair values of derivative financial instruments

The net fair values of derivative financial instruments at December 31, 2014 and 2013 were as follows:

	As of December 31,
	2014	2013

Contracts with positive fair value
Interest rate swap contracts	-	1,535
Foreign exchange contracts	4,338	-

	4,338	1,535

Contracts with negative fair value
Interest rate swap contracts	(1,342)	-
Foreign exchange contracts	(34)	-

	(1,376)	-

Derivative financial instruments breakdown is as follows:

(a) Interest rate contracts

Fluctuations in market interest rates create a degree of risk by affecting the amount of the Company’s interest payments and the value of its floating-rate debt. As of December 31, 2014, most of the Company’s long-term borrowings were at variable rates.

During 2012 and 2013, Tenigal entered into several forward starting interest rate swap agreements in order to fix the interest rate to be paid over an aggregate amount of USD 100 million, in an average rate of 1.92%. These agreements are effective from July 2014, will due on July 2022 and have been accounted for as cash flow hedges. As of December 31, 2014, the after-tax cash flow hedge reserve related to these agreements amounted to USD (0.4) million.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

22.              DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Changes in fair value of derivative instruments designated as cash flow hedges for each of the years presented are included below:

	Cash flow hedges
	Gross amount	Income tax	Total

At December 31, 2012	(270)	81	(189)

(Decrease) / Increase	1,805	(541)	1,264
Reclassification to income statement	-	-	-

At December 31, 2013	1,535	(460)	1,075

(Decrease) / Increase	(2,876)	863	(2,013)
Reclassification to income statement	748	(225)	523

At December 31, 2014	(593)	178	(415)

The gross amount of the pre-tax reserve recorded in other comprehensive income at December 31, 2014 (amounting to a loss of USD 0.6 million) is expected to be reclassified to the income statements in accordance to the payments of interests in connection with the borrowings hedged by these derivative contracts, during 2015 and up to the end of the life of the borrowing in 2022.

(b) Foreign exchange contracts

From time to time, Ternium’s subsidiaries enter into derivative agreements to manage their exposure to currencies other than the USD.

During 2013 and 2014, Prosid Investments entered into several non-deliverable forward agreements to manage the exchange rate exposure generated by Siderar’s debt in ARS against USD. As of December 31, 2014, the notional amount on these agreements amounted to USD 280.3 million.

Furthermore, during 2014, Ferrasa S.A.S. has entered into non-deliverable forward agreements to manage the exposure of certain trade receivables denominated in its local currency. As of December 31, 2014, the notional amount on these agreements was USD 2.0 million.

The net fair values of the exchange rate derivative contracts as of December 31, 2014 and December 31, 2013 were as follows:

			Fair value at December 31,
Currencies	Contract	Notional amount	2014	2013

ARS/USD	ND Forward	2.5 billion ARS	4,338	-
COP/USD	ND Forward	4.8 billion COP	(34)	-
			4,304	-

USD: US dollars; COP: Colombian pesos; ARS: Argentine pesos.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

23.              BORROWINGS

	As of December 31,
	2014	2013

(i) Non-current
Bank borrowings	906,161	1,212,070
Less: debt issue costs	(5,550)	(7,190)

	900,611	1,204,880

(ii) Current
Bank borrowings	1,266,126	800,791
Less: debt issue costs	(1,918)	(2,847)

	1,264,208	797,944

Total Borrowings	2,164,819	2,002,824

The maturity of borrowings is as follows:

	Expected Maturity Date
	2015	2016	2017 and thereafter	At December 31, (1)
				2014	2013

Fixed Rate	784,860	10,334	958	796,152	486,955
Floating Rate	479,348	329,434	559,885	1,368,667	1,515,869

Total	1,264,208	339,768	560,843	2,164,819	2,002,824

(1) As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

The weighted average interest rates - which incorporate instruments denominated mainly in US dollars and Argentina pesos and which do not include the effect of derivative financial instruments nor the devaluation of these local currencies - at year-end were as follows:

	As of December 31,
	2014	2013
Bank borrowings	4.64%	4.89%

The nominal average interest rates shown above were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of said instruments at December 31, 2014 and 2013, respectively.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

23.              BORROWINGS (continued)

Breakdown of borrowings by currency is as follows:

		As of December 31,
Currencies	Contract	2014	2013

USD	Floating	1,268,691	1,391,298
USD	Fixed	497,970	150,790
ARS	Floating	-	152
ARS	Fixed	278,840	313,366
BRL	Floating	-	-
COP	Floating	99,976	124,418
CRC	Fixed	2,963	6,975
GTQ	Fixed	16,379	15,825

		2,164,819	2,002,824

USD: US dollars; ARS: Argentine pesos; COP: Colombian pesos; GTQ: Guatemalan quetzales; CRC: Costa Rican colon.

Ternium’s most significant borrowings as of December 31, 2014, were those incurred under Ternium México’s syndicated loan facilities, in order to improve its maturity profile in 2013 and in relation to the Grupo Imsa transaction in July 2007, and under Tenigal’s syndicated loan facility, in order to finance the construction of its hot-dipped galvanizing mill in Pesquería, Mexico:

			In USD million
Date	Borrower	Type	Original principal amount	Outstanding principal amount as of December 31, 2014	Maturity

November 2013	Ternium Mexico	Syndicated loan	800	800	November 2018
Years 2012 and 2013	Tenigal	Syndicated loan	200	200	July 2022

The main covenants on these loan agreements are limitations on liens and encumbrances, limitations on the sale of certain assets and compliance with financial ratios (i.e. leverage ratio and interest coverage ratio). As of December 31, 2014, Ternium was in compliance with all of its covenants.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

24.           CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

Ternium is involved in litigation arising from time to time in the ordinary course of business. The Company recorded a provision for those cases in which there is a probable cash outflow and the outcome can be reliably estimated. Based on management’s assessment and the advice of legal counsel, it is not anticipated that the ultimate resolution of existing litigation would be material to Ternium’s consolidated financial position, results of operations or liquidity.

(i) Tax claims and other contingencies

(a) Siderar.  AFIP – Income tax claim for fiscal years 1995 to 1999

The Argentine tax authority (Administración Federal de Ingresos Públicos, or “AFIP”) has challenged the deduction from income of certain disbursements treated by Siderar as expenses necessary to maintain industrial installations, alleging that these expenses should have been treated as investments or improvements subject to capitalization. Accordingly, AFIP made income tax assessments against Siderar with respect to fiscal years 1995 through 1999.

As of December 31, 2014, Siderar’s aggregate exposure under these assessments (including principal, interest and fines) amounts to approximately USD 11.4 million. Siderar appealed each of these assessments before the National Tax Court, which, in successive rulings, reduced the amount of each of the assessments made by AFIP; the National Tax Court decisions were, however, further appealed by both Siderar and AFIP.

On May 15, 2014, Siderar was notified of a new National Tax Court ruling approving the AFIP assessment for fiscal year 1997 in an amount of approximately USD 0.8 million (including principal and interest); as the Tax Court did not grant a stay with respect to this decision, Siderar paid the full amount of the ruling, reserving its right to seek reimbursement of that payment.

Based on the recent National Tax Court decision, management believes that there could be an additional potential cash outflow in connection with this assessment and, as a result, Siderar recognized a provision which, as of December 31, 2014, amounts to USD 0.6 million.

(b) Companhia Siderúrgica Nacional (CSN) – Tender offer litigation

In 2013, the Company was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Ternium Investments S.à r.l., its subsidiary Siderar, and Confab Industrial S.A., a Brazilian subsidiary of Tenaris S.A. The entities named in the CSN lawsuit had acquired a participation in Usinas Siderúrgicas de Minas Gerais S.A. – USIMINAS (Usiminas) in January 2012. The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL 28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas’ control group; Ternium Investments and Siderar’s respective shares in the offer would be 60.6% and 21.5%.

On September 23, 2013, the first instance court issued its decision finding in favor of the defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal within 2015.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

24.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

Ternium is aware that on November 10, 2014, CSN filed a separate complaint with Brazil’s securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil’s antitrust regulator Consejo Administrativo de Defesa Econômica (CADE). In its claim, CSN alleges that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders’ right to a tag-along tender offer, and requests that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company’s voting rights in Usiminas until the review is completed. The case is currently under review by CADE’s Administrative Tribunal.

Ternium believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

(c) Shareholder claims relating to the October 2014 acquisition of Usiminas shares

Following Ternium’s October 2, 2014 announcement of its acquisition of 51.4 million ordinary shares of Usiminas from PREVI, the CVM has been analyzing, at the request of Usiminas’ shareholders, whether, as a result of this acquisition, Ternium would be required under applicable Brazilian laws and rules to launch a mandatory tender offer to all non-controlling holders of Usiminas ordinary shares for a fair price. Ternium has presented its reasons and the CVM’s analysis is currently ongoing. While no decision has yet been adopted, it is expected that the CVM will issue its decision in the first quarter of 2015; any such decision would, however, be subject to administrative appeal. As indicated in its October 2, 2014 announcement, Ternium believes that the transaction did not trigger any tender offer requirement. In any event, if the CVM were to determine that Ternium’s purchase of Usiminas shares exceeded the threshold that triggers a mandatory tender offer requirement, Ternium may elect to sell to third parties any shares acquired in excess of the threshold so determined, in which case no tender offer would be required either.

(ii) Commitments

The following are Ternium’s main off-balance sheet commitments:

(a)  Siderar entered into a contract with Tenaris, a related company of Ternium, for the supply of steam generated at the power generation facility that Tenaris owns in the compound of the Ramallo facility of Siderar. Under this contract, Tenaris has to provide 250 tn/hour of steam, and Siderar has the obligation to take or pay this volume. The amount of this outsourcing agreement totals USD 52.5 million and is due to terminate in 2018.

(b) Siderar, within the investment plan, has entered into several commitments to acquire new production equipment for a total consideration of USD 79.2 million.

(c)  Siderar assumed fixed commitments for the purchase of raw materials for a total amount of USD 123.8 million to be expended during the next three years.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

24.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(d) Siderar is a party to a long-term contract with Air Liquide Argentina S.A. for the supply of oxygen, nitrogen and argon. The agreement requires Siderar to take or pay minimum daily amounts of these gases for an aggregate amount of USD 40.2 million to satisfy Siderar’s current production needs through 2021, and to make incremental purchases of these gases for an aggregate amount of USD 133.8 million to satisfy the requirements through 2030.

(e) On December 20, 2000, Hylsa (Ternium Mexico’s predecessor) entered into a 25-year contract with Iberdrola Energia Monterrey, S.A. de C.V. (“Iberdrola”), a Mexican subsidiary of Iberdrola Energía, S.A., for the supply to four of Ternium Mexico’s plants of a contracted electrical demand of 111.2 MW. Iberdrola currently supplies approximately 23% of Ternium Mexico’s electricity needs under this contract. Although the contract was to be effective through 2027, on April 28, 2014, Ternium Mexico and Iberdrola entered into a new supply contract and terminated the previous one. In consideration of the termination of the previous contract, Iberdrola has granted Ternium Mexico a credit of USD 750 thousand per MW of the 111.2 MW contracted capacity, resulting over time in a total value of USD 73.5 million.  In addition, Iberdrola agreed to recognize to Ternium México USD 15 million through discounted rates. As a result of the above mentioned credit and discount, the company expects to incur in electricity rates comparable to those obtained in the past under the previous contract’s terms for a period that is estimated to be approximately 2 years. Following such period, Ternium Mexico’s rates under the contract will increase to market rates with a 2.5% discount; however, Ternium Mexico will be entitled to terminate the contract without penalty.

(f) Several Ternium Mexico’s subsidiaries which have facilities throughout the Mexican territory are parties to a long term energy purchase agreement for purchased capacity of electricity with Tractebel Energía de Monterrey, S. de R.L. de C.V., distributed among each plant defined as a capacity user.  Each capacity user is committed to pay Tractebel for the purchased capacity and for the net energy delivered. Ternium Mexico is required to provide its best estimate of its expected nomination for capacity and energy under the specific limits and timelines. The monthly payments are calculated considering the capacity charges, energy charges, back-up power charges, and transmission charges, less any steam credits. The contracted amount is of USD 114.8 million and the contract will terminate in 2018.

(g) Following the maturity of a previously existing railroad freight services agreement during 2013, in April 2014, Ternium México and Ferrocarril Mexicano, S. A. de C. V. (“Ferromex”) entered into a new railroad freight services agreement pursuant to which Ferromex will transport Ternium Mexico’s products through railroads operated by Ferromex for a term of five years through 2019. Subject to Ternium’s board approval, both Ternium Mexico and Ferromex would be required to make (within a period of 36 months) certain investments to improve the loading and unloading of gondolas. Ternium Mexico’s total investment commitment would amount to approximately USD 15.5 million, while Ferromex’s would amount to approximately USD 5.4 million. Under the agreement, Ternium Mexico has guaranteed to Ferromex a minimum average transport load of 200 metric tons per month in any six-month period.

In the event that the actual per-month average transport loads in any six-month period were lower than such guaranteed minimum, Ternium Mexico would be required to compensate Ferromex for the shortfall so that Ferromex receives a rate equivalent to a total transport load of 1,200 metric tons for such six-month period. However, any such compensation will not be payable if the lower transport loads were due to adverse market conditions, or to adverse operating conditions at Ternium Mexico’s facilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

24.              CONTINGENCIES, COMMITMENTS AND RESTRICTIONS ON THE DISTRIBUTION OF PROFITS (continued)

(h) Techgen is a party to transportation capacity agreements with Kinder Morgan Gas Natural de Mexico, S. de R.L. de C.V., Kinder Morgan Texas Pipeline LLC and Kinder Morgan Tejas Pipeline LLC for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036. As of December 31, 2014, the outstanding value of this commitment was approximately USD 285 million. Ternium’s exposure under the guarantee in connection with these agreements amounts to USD 136.7 million, corresponding to the 48% of the agreements’ outstanding value as of December 31, 2014.

(i) Techgen is a party to a contract with GE Power Systems, Inc. and General Electric International Operations Company, Inc Mexico Branch for the purchase of power generation equipment and other services related to the equipment for an outstanding amount of approximately USD 238 million. These agreements required Techgen to issue stand-by letters of credit up to an amount of USD 47.5 million. Ternium’s exposure under the guarantee in connection with these stand-by letters of credit issued by Techgen is of USD 15.5 million.

(j) Ternium issued a Corporate Guarantee covering 48% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks led by Citigroup Global Markets Inc., Credit Agricole Corporate and Investment Bank, and Natixis, New York Branch acting as joint bookrunners. The loan agreement amounted to USD 800 million and the proceeds will be used by Techgen in the construction of the facility. As of December 31, 2014, disbursements under the loan agreement amounted USD 440 million, as a result the amount guaranteed by Ternium was approximately USD 211 million. If the loan is disbursed in full, the amount guaranteed by Ternium will be approximately USD 384 million. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2014, Techgen was in compliance with all of its covenants.

(iii)  Restrictions on the distribution of profits

Under Luxembourg law, at least 5% of net income per year calculated in accordance with Luxembourg law and regulations must be allocated to a reserve until such reserve has reached an amount equal to 10% of the share capital. At December 31, 2014, this reserve reached the above-mentioned threshold.

As of December 31, 2014, Ternium may pay dividends up to USD 5.4 billion in accordance with Luxembourg law and regulations.

Shareholders' equity under Luxembourg law and regulations comprises the following captions:

As of December 31, 2014

Share capital	2,004,743
Legal reserve	200,474
Non distributable reserves	1,414,122
Accumulated profit at January 1, 2014	5,687,690
Loss for the year	(289,975)

Total shareholders' equity under Luxembourg GAAP	9,017,054

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

25.              RELATED PARTY TRANSACTIONS

As of December 31, 2014, Techint owned 62.02% of the Company’s share capital and Tenaris held 11.46% of the Company’s share capital.  Each of Techint and  Tenaris were controlled by San Faustin S.A., a Luxembourg company (“San Faustin”). Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin (“RP STAK”), a Dutch private foundation (Stichting), held shares in San Faustin sufficient in number to control San Faustin.  No person or group of persons controls RP STAK.

For commitments with Related parties, see note 24.

The following transactions were carried out with related parties:

	Year ended December 31,
	2014	2013	2012

(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	1,675	23	171
Sales of goods to other related parties	224,909	210,622	216,392
Sales of services and others to non-consolidated parties	2,459	2,270	173
Sales of services and others to other related parties	1,273	2,004	616

	230,316	214,919	217,352
(b) Purchases of goods and services
Purchases of goods from non-consolidated parties	200,167	228,065	399,495
Purchases of goods from other related parties	45,946	86,883	75,482
Purchases of services and others from non-consolidated parties	13,584	13,433	45,033
Purchases of services and others from other related parties	131,413	234,372	248,647

	391,110	562,753	768,656
(c) Financial results
Income with non-consolidated parties	1,043	-	-
Expenses with non-consolidated parties	-	-	(308)

	1,043	-	(308)
(d) Dividends received
Dividends from non-consolidated parties	1,858	207	4,718

	1,858	207	4,718
(e) Other income and expenses
Income (expenses), net with non-consolidated parties	6,051	4,597	-
Income (expenses), net with other related parties	(640)	-	-

	5,411	4,597	-

	As of December 31,
	2014	2013

(ii) Year-end balances
(a) Arising from sales/purchases of goods/services and other transactions
Receivables from non-consolidated parties	6,357	5,218
Receivables from other related parties	20,497	24,802
Advances from non-consolidated parties	7	-
Advances to suppliers with other related parties	498	330
Payables to non-consolidated parties	(24,626)	(40,244)
Payables to other related parties	(39,895)	(35,451)

	(37,162)	(45,345)

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

25.              RELATED PARTY TRANSACTIONS (continued)

 (iii) Officers and Directors’ compensation

During the year ended December 31, 2014 the cash compensation of Officers and Directors amounted to USD 12,924. In addition, Officers received 1.059.320 Units for a total amount of USD 2,793 in connection with the incentive retention program mentioned in note 4 (n)(3).

26.              OTHER REQUIRED DISCLOSURES

(a)   Statement of comprehensive income

	Cash flow hedges			Currency translation adjustment
	Gross amount	Income tax	Total

At December 31, 2012	(270)	81	(189)	(1,530,411)

(Decrease) / Increase	1,805	(541)	1,264	(503,305)
Reclassification to income statement	-	-	-	-

At December 31, 2013	1,535	(460)	1,075	(2,033,716)

(Decrease) / Increase	(2,876)	863	(2,013)	(459,768)
Reclassification to income statement	748	(225)	523	-

At December 31, 2014	(593)	178	(415)	(2,493,484)

(b)  Statement of cash flows

	Year ended December 31,
	2014	2013	2012

(i) Changes in working capital (1)
Inventories	(357,023)	(115,843)	20,250
Receivables and others	4,760	78,797	(86,319)
Trade receivables	(90,725)	58,332	38,219
Other liabilities	30,640	58,591	(41,456)
Trade payables	(138,632)	34,734	92,839

	(550,980)	114,611	23,533
(ii) Income tax accrual less payments
Tax accrued (Note 11)	363,708	349,426	261,227
Taxes paid	(378,634)	(373,603)	(220,197)

	(14,926)	(24,177)	41,030
(iii) Interest accruals less payments
Interest accrued	117,866	132,113	150,302
Interest paid	(112,704)	(148,982)	(149,486)

	5,162	(16,869)	816

(1) Changes in working capital are shown net of the effect of exchange rate changes.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

27.              RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The following standards, amendments to standards and interpretations are not mandatory for the financial year beginning January 1, 2014 and have not been early adopted:

International Financial Reporting Standard 15, “Revenue from contracts with customers”

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied annual periods beginning on or after January 1, 2017.

International Financial Reporting Standard 9, “Financial instruments”

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”

In September 2014, the IASB issued the Amendments to IFRS 10, “Consolidated financial statements” and IAS 28, “Investments in associates and joint ventures”, which addresses and inconsistency between the requirements of both standards in dealing with the sale or contribution of assets between an investor and its associate or joint venture. These amendments must be applied annual periods beginning on or after January 1, 2016.

The Company's management is currently assessing the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.         FINANCIAL RISK MANAGEMENT

1)   Financial risk factors

Ternium’s activities expose the Company to a variety of risks: market risk (including the effects of changes in foreign currency exchange rates, interest rates and commodities prices), credit risk and liquidity risk.

Ternium’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance. Ternium’s subsidiaries may use derivative financial instruments to hedge certain risk exposures.

1.1)  Market Risk

(i) Foreign exchange rate risk

Ternium operates and sells its products in different countries, and as a result is exposed to foreign exchange rate volatility. In addition, the Company entered into several borrowings that contain covenants providing for the compliance with certain financial ratios, including ratios measured in currencies other that the U.S. dollar. This situation exposes Ternium to a risk of non-compliance derived from volatility in foreign exchange rates. Ternium’s subsidiaries may use derivative contracts in order to hedge their exposure to exchange rate risk derived from their trade and financial operations.

Ternium general policy is to minimize the negative impact of fluctuations in the value of other currencies with respect to the U.S. dollar. Ternium’s subsidiaries monitor their net operating cash flows in currencies other than the U.S. dollar, and analyze potential hedging according to market conditions. This hedging can be carried out by netting operational positions or by financial derivatives. However, regulatory or legal restrictions in the countries in which Ternium’s subsidiaries operate, could limit the possibility of the Company carrying out its hedging policy.

Ternium has foreign operations, whose net assets are exposed to foreign currency translation risk, some of which may impact net income. The fact that some subsidiaries have measurement currencies other than the U.S. dollar may, at times, distort the results of the hedging efforts as reported under IFRS.

The following table shows a breakdown of Ternium’s assessed financial position exposure to currency risk as of December 31, 2014. These balances include intercompany positions where the intervening parties have different functional currencies.

USD million Exposure to	Functional currency
	USD	ARS

US dollar (USD)	-	67
EU euro (EUR)	(0)	3
Argentine peso (ARS)	(7)	-
Mexican peso (MXN)	(298)	-
Colombian peso (COP)	(40)	-
Other currencies	(1)	-

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.        FINANCIAL RISK MANAGEMENT (continued)

The main relevant exposures correspond to:

(a)  Argentine peso vs. US dollar

A change of 1% in the exchange rate of the Argentine peso against the US dollar would have generated a pre-tax gain of USD 0.6 million and a pre-tax loss of USD 0.2 million as of December 31, 2014 and 2013, respectively.

(b)  Mexican peso vs. US dollar

A change of 1% in the exchange rate of the Mexican peso against the US dollar would have generated a pre-tax gain of USD 2.9 million and USD 2.7 million as of December 31, 2014 and 2013, respectively.

(c)  Colombian peso vs. US dollar

A change of 1% in the exchange rate of the Colombian peso against the US dollar would have generated a pre-tax gain of USD 0.4 million and USD 0.5 million as of December 31, 2014 and 2013, respectively.

We estimate that if the Argentine peso, Mexican peso and Colombian peso had weakened simultaneously by 1% against the US dollar with all other variables held constant, total pre-tax income for the year would have been USD 3.9 million higher (USD 2.9 million higher as of December 31, 2013), as a result of foreign exchange gains/losses on translation of US dollar-denominated financial position, mainly trade receivables, trade payables and other liabilities.

Considering the same variation of the currencies against the US dollar of all net investments in foreign operations amounting to USD 2.4 billion, the currency translation adjustment included in total equity would have been USD 24.1 million lower (USD 23.4 million lower as of December 31, 2013, arising mainly from the adjustment on translation of the equity related to the Argentine peso and the Brazilian real.

(ii) Interest rate risk

Ternium manages its exposure to interest rate volatility through its financing alternatives and hedging instruments. Borrowings issued at variable rates expose the Company to the risk of increased interest expense in the event of a raise in market interest rates, while borrowings issued at fixed rates expose the Company to a variation in its fair value. The Company’s interest-rate risk mainly arises from long-term borrowings that bear variable-rate interest that is partially fixed through different derivative transactions, such as swaps and structures with options. The Company’s general policy is to maintain a balance between instruments exposed to fixed and variable rates; which can be modified according to long term market conditions.

Ternium’s nominal weighted average interest rate for its debt instruments, which do not include the effect of derivative financial instruments nor the devaluation of the local currencies, was 4.64% and 4.89% for 2014 and 2013, respectively. These rates were calculated using the rates set for each instrument in its corresponding currency and weighted using the dollar-equivalent outstanding principal amount of each instrument as of December 31, 2014 and 2013, respectively.

Ternium’s total variable interest rate debt amounted to USD 1,369 million (63.2% of total borrowings) at December 31, 2014 and USD 1,516 million (75.7% of total borrowings) at December 31, 2013.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.          FINANCIAL RISK MANAGEMENT (continued)

If interest rates on the aggregate average notional of US dollar denominated borrowings held during 2014, excluding borrowings with derivatives contracts mentioned in Note 22 (a), had been 100 basis points higher with all other variables held constant, total pre-tax income for the year ended December 31, 2014 would have been USD 20.7 million lower (USD 20.2 million lower as of December 31, 2013).

(iii) Commodity price risk

In the ordinary course of its operations, Ternium purchases raw materials (such as iron ore, coal and slabs) and other commodities (including electricity and gas). Commodity prices are generally volatile as a result of several factors, including those affecting supply and demand, political, social and economic conditions, and other circumstances. Ternium monitors its exposure to commodity price volatility on a regular basis and applies customary commodity price risk management strategies. For further information on long-term commitments, see note 24(ii).

1.2)  Credit risk

Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. Ternium’s subsidiaries have credit guidelines in place to ensure that derivative and treasury counterparties are limited to high credit quality financial institutions.

Ternium invests in financial assets with a minimum credit rating of investment grade established by an international qualification agency renowned in the financial market, in line with corporate investment portfolio policies. Approximately 80.7% of the Company’s liquid financial assets correspond to investment grade rated instruments as of December 31, 2014, in comparison with approximately 80.9% as of December 31, 2013.

Ternium has no significant concentrations of credit risk from customers. No single customer accounts for more than five percent of Ternium’s sales. Ternium’s subsidiaries have policies in place to ensure that sales are made to customers with an appropriate credit history, and that credit insurances, letters of credit or other instruments are requested to reduce credit risk whenever deemed necessary. The subsidiaries maintain allowances for potential credit losses. The utilization of credit limits is regularly monitored.

Trade and other receivables are carried at face value less allowance for doubtful accounts, if applicable. This amount does not differ significantly from fair value. The other receivables do not contain significant impaired assets.

As of December 31, 2014, trade receivables total USD 720.3 million. These trade receivables are collateralized by guarantees under letter of credit and other bank guarantees of USD 10.6 million, credit insurance of USD 424.3 million and other guarantees of USD 7.2 million.

As of December 31, 2014, trade receivables of USD 656.4 million were fully performing.

As of December 31, 2014, trade receivables of USD 75.3 million were past due.

The amount of the allowance for doubtful accounts was USD 11.4 million as of December 31, 2014.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.         FINANCIAL RISK MANAGEMENT (continued)

The carrying amounts of the Company’s trade and other receivables as of December 31, 2014, are denominated in the following currencies:

Currency	USD million

US dollar (USD)	562
EU euro (EUR)	16
Argentine peso (ARS)	30
Mexican peso (MXN)	190
Colombian peso (COP)	80
Other currencies	2

880

1.3) Liquidity risk

Management maintains sufficient cash and marketable securities and credit facilities to finance normal operations. Management monitors rolling forecasts of the group’s liquidity reserve on the basis of expected cash flow.

The table below analyses financial liabilities into relevant maturity groups based on the remaining period at the date of the statement of financial position to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows.

USD million	2015	2016	2017	2018	Thereafter

Borrowings	1,264	340	238	223	100
Interests to be accrued (1)	36	16	8	5	2
Trade payables and other liabilities	540	7	6	6	15

Total	1,840	363	252	234	117

 (1) These amounts do not include the effect of derivative financial instruments.

As of December 31, 2014, total borrowings less cash and cash equivalents and other current investments amounted to USD 1,801.5 million.

1.4)  Capital risk

Ternium seeks to maintain an adequate debt/equity ratio considering the industry and the markets where it operates. The year-end ratio debt over debt plus equity is 0.26 and 0.24 as of December 31, 2014 and 2013, respectively. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

2)    Financial instruments by category and fair value hierarchy level

The accounting policies for financial instruments have been applied to the line items below. According to the scope and definitions set out in IFRS 7 and IAS 32, employers’ rights and obligations under employee benefit plans, and non-financial assets and liabilities such as advanced payments and income tax payables, are not included.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.              FINANCIAL RISK MANAGEMENT (continued)

As of December 31, 2014 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Available for sale	Total

(i) Assets as per statement of financial position
Receivables	35,599	-	-	35,599
Derivative financial instruments	-	4,338	-	4,338
Trade receivables	720,305	-	-	720,305
Other investments	67,492	47,555	34,948	149,995
Cash and cash equivalents	16,246	197,057	-	213,303

Total	839,642	248,950	34,948	1,123,540

As of December 31, 2014 (in USD thousands)	Derivatives	Other financial liabilities	Available for sale	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	32,493	-	32,493
Trade payables	-	541,330	-	541,330
Derivative financial instruments	1,376	-	-	1,376
Borrowings	-	2,164,819	-	2,164,819

Total	1,376	2,738,642	-	2,740,018

As of December 31, 2013 (in USD thousands)	Loans and receivables	Assets at fair value through profit and loss	Available for sale	Total

(i) Assets as per statement of financial position
Receivables	39,575	-	-	39,575
Derivative financial instruments	-	1,535	-	1,535
Trade receivables	673,207	-	-	673,207
Other investments	58,198	111,305	-	169,503
Cash and cash equivalents	2,002	305,216	-	307,218

Total	772,982	418,056	-	1,191,038

As of December 31, 2013 (in USD thousands)	Derivatives	Other financial liabilities	Available for sale	Total

(ii) Liabilities as per statement of financial position
Other liabilities	-	44,841	-	44,841
Trade payables	-	689,092	-	689,092
Borrowings	-	2,002,824	-	2,002,824

Total	-	2,736,757	-	2,736,757

Fair Value by Hierarchy

Following the requirements contained in IFRS 13, Ternium categorizes each class of financial instrument measured at fair value in the statement of financial position into three levels, depending on the significance of the judgment associated with the inputs used in making the fair value measurements:

-  Level 1 comprises financial assets and financial liabilities whose fair values have been determined on the basis of quoted prices (unadjusted) in active markets for identical assets or liabilities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.              FINANCIAL RISK MANAGEMENT (continued)

-  Level 2 includes financial assets and financial liabilities for which fair values have been estimated using inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

-  Level 3 comprises financial instruments for which inputs to estimate fair value of the assets or liabilities are not based on observable market data (unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2014 and 2013:

	Fair value measurement as of December 31, 2014 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	197,058	197,057	-
Other investments	82,502	56,466	26,036
Derivative financial instruments	4,338	-	4,338

Total assets	283,898	253,524	30,374

Financial liabilities at fair value through profit or loss
Derivative financial instruments	1,376	-	1,376

Total liabilities	1,376	-	1,376

	Fair value measurement as of December 31, 2013 (in USD thousands):
Description	Total	Level 1	Level 2

Financial assets at fair value through profit or loss
Cash and cash equivalents	305,216	300,212	5,005
Other investments	111,305	64,971	46,334
Derivative financial instruments	1,535	-	1,535

Total assets	418,057	365,183	52,874

There were no significant transfers between Level 1 and Level 2 of the fair value hierarchy and there were no financial assets and liabilities considered as Level 3.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis. The quoted market price used for financial assets held by Ternium is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.          FINANCIAL RISK MANAGEMENT (continued)

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Ternium values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Ternium values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company’s best estimate on how market participants would price the asset or liability at measurement date.

3)    Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at cost and subsequently measured at fair value. Changes in fair value are disclosed under “Other financial income (expenses), net” line item in the income statement. Ternium does not hedge its net investments in foreign entities.

Ternium designates certain derivatives as hedges of a particular risk associated with a recognized asset or liability or a highly probable forecast transaction. These transactions are classified as cash flow hedges (mainly interest rate swaps, collars and commodities contracts). The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized within other comprehensive income. Amounts accumulated in other comprehensive income are recognized in the income statement in the same period than any offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Ternium derivative financial instruments (asset or liability) continues to be reflected on the statement of financial position.

For transactions designated and qualifying for hedge accounting, Ternium documents at inception the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items. At December 31, 2014, the effective portion of designated cash flow hedges amounts to USD (0.4) million (net of taxes) and is included as “Cash flow hedges” line item in the statement of comprehensive income.

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 22. The full fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

Changes in the fair value of any derivative instruments that do not qualify for hedge accounting under IAS 39 are recognized immediately in the income statement.

TERNIUM S.A.
Consolidated Financial Statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012

28.        FINANCIAL RISK MANAGEMENT (continued)

4)   Fair value estimation

The estimated fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

For the purpose of estimating the fair value of financial assets and liabilities with maturities of less than one year, the Company uses the market value less any estimated credit adjustments. For other investments, the Company uses quoted market prices.

As most borrowings incorporate floating rates that approximate market rates and the contractual repricing occurs mostly every 1 month, the fair value of the borrowings approximates their carrying amount and it is not disclosed separately.

In assessing the fair value of derivatives and other financial instruments, Ternium uses a variety of methods, including, but not limited to, estimated discounted value of future cash flows using assumptions based on market conditions existing at each year end.

29.         SUBSEQUENT EVENTS

On January 20, 2015, Ternium S.A. announced it has entered into a definitive agreement to acquire the remaining 46% minority interest in its Colombian subsidiary Ferrasa for a total consideration of USD 74 million. The transaction, which is subject to customary conditions, is expected to close in the second quarter of 2015. Prior to this transaction, Ternium was already fully consolidating Ferrasa's assets and liabilities and results of operations.

Ferrasa is a leading long and flat steel products processor and distributor in Colombia and a scrap-based long steel manufacturer, with finished steel annual production capacity of approximately 480,000 tons and annual sales of close to 600,000 tons, of which approximately 70% are long products and 30% are flat and tubular products, used mainly in the construction sector. Ternium holds, since August 25, 2010, a 54% ownership interest in Ferrasa.

Ternium also has agreed to sell its 54% ownership interest in Ferrasa Panamá for a total consideration of USD 2 million. Ferrasa Panamá is a long steel products processor and distributor based in Panama, with annual sales of approximately 25,000 tons.

Pablo Brizzio

Chief Financial Officer